London, 19th May 2016: National Grid, a leading energy transmission and distribution company, today announces its Full Year results.

RESULTS FOR THE YEAR ENDED 31 MARCH 2016

HIGHLIGHTS

Strong performance, with a significant level of investment

●	Adjusted operating profit of £4.1bn, up 6%
●	Adjusted earnings per share of 63.5p, up 10%
●	Group Return on Equity of 12.3% (2015: 11.8%)
●	Total investment of £3.9bn, up from £3.5bn, driving regulated asset base growth of 4%
●	Solid UK performance, generating savings of over £330m for customers in the first 3 years of RIIO
●	Good progress with significant rate filings in New York and Massachusetts
●	Strong year in Other activities led by interconnector and property performance
●	Value Added of £1.8bn or 47.6p per share
●	Recommended full year dividend up 1.1% to 43.34p (2015: 42.87p)

FINANCIAL SUMMARY

	Adjusted results[1]			Statutory results
Year ended 31 March	2016	2015[1]	% change	2016	2015[1]	% change
Operating profit (£m)	4,096	3,863	6	4,085	3,780	8
Profit before tax (£m)	3,142	2,876	9	3,032	2,628	15
Earnings per share (p)	63.5	57.6	10	69.0	53.2	30

JOHN PETTIGREW, CHIEF EXECUTIVE:

“Today’s strong financial and operational results reflect the focus and commitment of Steve Holliday’s leadership over the last nine years, and I am delighted to be the CEO of a business that is in such good shape. In 2015/16, alongside the strong performance, we also made good progress with important rate filings in the US, and the start of a process to sell a majority interest in the UK Gas Distribution business, which is expected to complete in early 2017. The needs of our customers remain at the centre of our business, demonstrated by the significant investment in critical infrastructure in the UK and the US, and over £330 million of savings generated for customers in the UK in the last three years.

We are well positioned to deliver asset growth in 2016/17 and beyond. We will continue to enhance efficiency across the Group to deliver an outstanding and affordable service to our customers. At the same time, National Grid will continue to adapt to the new trends in the energy sector, to ensure we keep delivering value for shareholders.”

1 ‘Adjusted results’, ‘Value Added’ and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms, descriptions of restatements and, where relevant, proforma calculations on pages 38 to 42. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 56.

National Grid	2015/16 Full Year Results Statement

CONTACTS

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492447
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Media

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Brunswick

Tom Burns, Mike Smith or Simon Maine	+44 (0)20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com.

Live telephone coverage of the analyst presentation at 09:15

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National Grid	2015/16 Full Year Results Statement

2015/16 OVERVIEW

A strong year

During 2015/16, National Grid delivered a significant level of investment in its gas and electricity infrastructure providing important services for millions of customers in the UK and US. At the same time, the Group has continued to deliver strong operational performance supported by excellent levels of safety and reliability.

National Grid’s UK regulated businesses delivered another year of solid operational performance with strong reliability demonstrated by its gas and electricity networks. The businesses have driven further efficiency and innovation to improve performance and deliver savings for customers. In the first three years of the UK regulated price control (RIIO), customers’ share of savings is over £330 million and will help to reduce electricity and gas bills for customers over a number of years.

Operationally, the US business has delivered returns in line with expectations. Three major rate cases were filed, with new rates expected to come into effect in late 2016 and early 2017. During the year, the Company stepped up its capital investment in the US, mainly in the area of leak prone pipe replacement to improve the overall safety and security of supply for customers.

National Grid’s portfolio of Other businesses had a strong year led by the performance of the French Interconnector.

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid believes that it can deliver best value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside annual asset growth of around 5-7% assuming long-run average UK RPI inflation of 3%. This level of growth is both attractive and also consistent with sustaining a strong balance sheet and generating the cash required to fund the dividend policy, growing the dividend per share at least in line with RPI each year for the foreseeable future.

Process for the sale of a majority stake in UK Gas Distribution, on track

In November 2015, National Grid announced the potential sale of a majority stake in the UK Gas Distribution business. As this business is fully integrated with the other UK businesses, it needs to be separated. Since November, the business has made good progress on the activity needed to create a standalone business that can operate efficiently, while maintaining its primary role as a provider of safe and reliable networks. The necessary consultations are underway with internal and external stakeholders to enable a smooth separation process.

The Board believes that following a sale, the Group’s portfolio of businesses will deliver higher growth, while maintaining the strong balance sheet that allows the Group to continue to fund its investment programme and maintain the policy of increasing dividend per share by at least RPI for the foreseeable future. Following completion of any sale, the Board expects to return substantially all of the net proceeds to shareholders.

Group Return on Equity of 12.3%, enhanced by higher profits in its Other activities

Financial performance in the year was strong supporting an overall increase in post-tax Group Return on Equity to 12.3% (2014/15: 11.8%). In the UK, the regulated businesses delivered good returns of 13.3%, including an assumption of 3% long-run average RPI inflation. US Return on Equity of 8.0% was down 40bps on last year, due to some entities operating under old rate plans and a high level of rate base growth, a portion of which is not reflected in current rate plans. Other activities in the Group delivered a strong performance, driven by improved results from the French Interconnector, Property and a gain on the exchange of National Grid’s interest in the Iroquois pipeline. Treasury performance also helped the overall improvement, partly assisted by lower RPI accretions on the Group’s index linked debt.

National Grid	2015/16 Full Year Results Statement

Value Added of £1.8bn, despite low RPI

The strong performance in the year is reflected in the Value Added metric. This metric reflects the key components of value delivery to shareholders, being the dividend and growth in the value of National Grid’s assets, net of growth in net debt. The Value Added per share measure also reflects the funding of this growth and any dilution of the equity investment through, for example, scrip dividend take up. Valued Added in the year was £1.8bn or 47.6p per share.

Value Added (£m constant currency)	2016	2015	Change	%	2014/15
UK regulated assets[1]	25,955	25,440	515	2	350
US regulated assets[2]	14,139	13,925	214[4]	2[4]	934
Other invested capital	1,903	1,540	363	24	(159)
Total group regulated and other assets	41,997	40,905	1,092	3	1,125
Dividend/share repurchase in the year			1,604		1,606
Movement in Net Debt and Goodwill			(909)		(1,046)
Value Added			1,787		1,685
Value Added per Share[3]			47.6p		44.7p

1 Consists of the regulated asset values and other regulatory assets and liabilities of the UK businesses regulated under the RIIO price controls, i.e. UK Transmission Owner and System Operator and Gas Distribution assets. Restated for opening balance adjustments following regulatory reporting pack process in 2015.

2 US regulated assets increased from $20.0bn to $20.3bn in the year. These represent rate base plus assets outside of rate base including working capital

3 Based on 3,755m weighted average shares for 2015/16 (2014/15: 3,766m)

4 Movement in US regulated assets partly reflects the exclusion of certain pension assets outside of rate base at March 2016 which were included in the March 2015 reported assets

Value Added was higher than 2014/15, primarily led by the impact of higher RPI on UK regulated asset growth in the year. Whilst RPI increased to 1.6% at March 2016, this remains below National Grid’s long-run expectation of 3%.

Of the £1,787m Value Added in 2015/16, £1,337m was paid to shareholders as cash dividends and £267m as share repurchases (offsetting the scrip issuance during the year), with £183m retained in the business.

OPERATIONAL PERFORMANCE

Strong performance highlighting the drive for improvement

National Grid delivered solid operational performance for its customers throughout the year with high standards of network availability and reliability reflecting the benefit of the Group’s disciplined investment in new infrastructure and resilience.

World-class safety performance can be measured as a lost time injury frequency rate of 0.10 or better (i.e. less than 0.1 lost time injuries per 100,000 hours worked in a 12 month period), and 2015/16 has been one of the best years for safety performance with improvements in all key measures. Group safety performance has been world-class supported by a significant year-on-year improvement in the US business.

In the UK, the Electricity Transmission business commissioned its first high voltage substation constructed in London for 20 years and achieved the highest ever innovation award (£12m) to convert an existing substation at Deeside into an offgrid 400kV development substation. UK Gas Transmission recently awarded contracts for Feeder 9, a £180m project, to construct a tunnel and pipeline under the Humber Estuary. The UK Gas Distribution business had a good year, replacing around 1,899km of pipeline, up 24% on the prior year.

The UK regulated operations remain focused on providing the lowest sustainable cost solutions, through efficiency and innovation, with the benefits of totex (total operating and capital expenditure) savings being shared with customers.

National Grid	2015/16 Full Year Results Statement

On 12 May 2016, Ofgem announced a Mid-Period Review. As expected, the scope of this review is narrow with no changes to key financial parameters. National Grid welcomes Ofgem’s continued commitment to the clarity and certainty offered by the eight year RIIO framework. Ofgem will run a consultation process this summer, with any changes to be implemented in April next year.

In addition, the Company has been working with DECC and Ofgem to consider how to evolve the current System Operator model, to make it more independent, whilst remaining cost effective. In doing so, it is vital that there is no disruption to the pivotal role National Grid plays as System Operator in balancing the network.

The US business performed in line with expectations. Storm restoration and record gas send-out demonstrated the resiliency and the reliability of both the gas and electric networks. With continued focus on gas leaks, the business enhanced its processes for managing gas leaks and increased the number of miles of leak prone pipe replaced in the year to 396 miles.

In the US, National Grid filed three major rate cases and requested a rate extension in the Niagara Mohawk business last year. Massachusetts Electric filed its rate case in November 2015 with requested revenue increases of $143m. A decision is expected in September 2016 and new rates are expected to come into effect in October 2016.

The KEDNY and KEDLI businesses filed in January 2016, the first rate case filing in these entities since 2006, and requested increases in revenue of $245m and $142m respectively. A final decision is due in December 2016. In December 2015 the US business also filed a capex petition for Niagara Mohawk electricity and gas, which seeks to provide funding for $1.4bn of capex across fiscal years 2016/17 and 2017/18. The extension filing proposes to use deferral balances so that customer rates do not increase and the extension is expected to be effective from April 2016.

As the energy industry continues to evolve, National Grid doubled its connection of distributed generation in both New York and Massachusetts compared with last year, while connection trebled in Rhode Island.

During the year, the Group exchanged its stake in the Iroquois pipeline for shares in Dominion Midstream Partners, LP, contributing to a strong year.

The Group’s growing portfolio of Other activities delivered a strong year. In particular, the interconnectors performed well, benefiting from increased auction revenues. Construction of the interconnectors to Belgium and Norway has commenced. During 2015/16 Grain LNG commissioned an LNG road tanker facility which provides LNG to off-grid customers and heavy goods vehicle operators. In addition, the business completed its first UK LNG ship reload, becoming the only facility in the UK to offer small scale ship reloading facilities at its importation terminal on the Isle of Grain.

The Property business continued its programme of environmental improvement works across its portfolio of land. This resulted in 25 gas holders being dismantled during the year, bringing the total number dismantled in the past three years to 54. The property business also exchanged contracts on the sale of the first seven sites to St William Homes, its joint venture with Berkeley Group plc. These seven sites provide almost 40 acres of brownfield land to be regenerated, with up to 3,500 new homes to be developed around London and the South East of England.

National Grid	2015/16 Full Year Results Statement

GROWTH

4% Regulated Asset Base Growth, up from 3% in prior year

During 2015/16 National Grid’s total capital investment was £3.9bn. The Group’s combined RAV and rate base grew 4%, compared to 3% last year, reflecting the step up in investment in the US. The Group’s total regulated asset base increased £1.5bn to £38.8bn at the end of 2015/16. This growth reflected a net increase of £777m or 3% in UK RAV and a £729m or 6% increase in the value of US rate base, at constant currency. The US rate base reflects a movement in working capital; excluding this, the increase in US rate base would have been 7.5%. Within the UK business, asset growth included capitalised efficiencies or “performance RAV” of an estimated £115m in the year.

The effects of low inflation in the year held back the value of the UK RAV growth to 3% (2015: 2%). Over the medium-term, National Grid expects UK inflation to return to long-run levels closer to 3% per annum, contributing to expected higher levels of asset growth.

£3.9bn of capital investment, balanced across the UK and US

At £1.8bn, National Grid’s UK regulated businesses, including transmission and distribution, continued to invest at significant levels. This total investment across non-load spend of £1.2bn together with load related spend of £0.6bn contributed to growth in UK regulated asset value in the year.

As indicated at the half year, National Grid expects to invest around £16bn in the UK in the eight year RIIO period. During the year, the UK Electricity Transmission business has been in consultation with Ofgem on the introduction of onshore competition. This new competition principally relates to large projects with a capital spend above £100m, that meet certain criteria (still to be agreed by the UK regulator). Within UK Electricity Transmission’s capital investment plan two projects are potentially contestable. These relate to the possible connection of new nuclear generation for Hinkley Point and Moorside, which together represent around £1bn of planned capex in the RIIO-T1 period. National Grid is supportive of the work that Ofgem is undertaking to explore the introduction of onshore competition but believes that competition should only be taken forward where it is in the best interests of customers.

The US regulated business continues to increase levels of investment, with investment of nearly £1.9bn ($2.7bn), approximately £250m higher than last year (at constant currency). This increase was driven by accelerated gas mains replacement activities, new gas connections, electricity system reinforcement, solar in Massachusetts and FERC activities.

Last year saw the completion of the New England East-West Solution (NEEWS) project, one of the Company’s largest FERC transmission projects. The NEEWS project, with a total investment of $725m has been completed ahead of schedule and under budget. National Grid also completed the $70m Brooklyn Queens Interconnect, the first new gas supply delivery point in decades to the region and started the $100m Queens Reliability Project to modernise part of the Queens’ natural gas system. In addition, construction was started on a $115m project to connect the first offshore windfarm in Block Island to Rhode Island.

National Grid continues to make strategic investments in Other activities and joint ventures across the UK and US. In addition, to the two new interconnectors under construction, the Group is at advanced stages of developing further interconnector opportunities, with a second French interconnector (IFA2) and a link to Denmark (Viking). It is expected that IFA2 will progress to a final investment decision in late 2016 whilst the decision on Viking is expected to follow in early 2018. Investment in the St William joint venture, with Berkeley Group plc, continues as the business exchanges contracts on sites in London and south east England which are to be developed into new homes.

National Grid	2015/16 Full Year Results Statement

FINANCIAL STRENGTH

Credit metrics remain strong, maintain A- rating

National Grid’s overall Group credit rating remains healthy at A-/A3 (S&P/Moody’s). Group gearing, measured as net debt as a proportion of total regulatory value, was 62% at 31 March 2016, compared with 63%, at constant currency, in the previous year. The Board believes that gearing remains at a comfortable level for the current credit rating.

Retained cash flow (RCF)/adjusted net debt was 11.5%, or around 10.5% after deducting share buyback costs; with both of these measures comfortably above the 9% level currently indicated by Moody’s as consistent with an A3 rating.

The Board of National Grid decided, in May 2014, to take a more active approach towards managing the dilution arising through the operation of its scrip dividend programme. The scrip dividend programme is an efficient means for many investors to reinvest cash dividends in National Grid shares and can provide balance sheet support during a period of higher asset growth. However, excess take up, over and above that required to make an effective and timely contribution toward the long-term financing of the Group, is undesirable.

During 2015/16 the Group repurchased just over 31 million shares issued under the scrip programme whilst still retaining an appropriately financed balance sheet.

Dividend increase of 1.1% recommended for 2015/16

National Grid’s dividend policy aims to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future.

The Board has recommended an increase in the final dividend to 28.34p per ordinary share ($2.0445 per American Depositary Share). If approved, this will bring the full year dividend to 43.34p per ordinary share, an increase of 1.1% over the 42.87p per ordinary share in respect of the financial year ending 31 March 2015. This 1.1% rise is in line with the increase in average UK RPI for the twelve months to 31 March 2016 and as set out in the policy announcement of 28 March 2013.

The decision to grow the dividend per share at the rate of RPI inflation this year is consistent with the Board’s focus to deliver sustainable dividend growth.

If approved, the final dividend for 2015/16 will be paid on 10 August 2016 to shareholders on the register as at 3 June 2016. A scrip dividend alternative will again be offered. At the AGM, the Directors will again be seeking authority to allot and buy back shares and the Board expects to continue the active approach towards managing any impact of a lower than desired take up or any excess dilution arising through the operation of its scrip dividend programme.

Board changes

On 3 November 2015, National Grid announced that John Pettigrew would replace Steve Holliday as Chief Executive Officer of the Company. Steve stood down from this position on 31 March 2016 and will cease to be a Director of National Grid on 22 July 2016.

In March 2016, the Group announced that Nicola Shaw would join the Board of National Grid as Executive Director, UK from 1 July 2016.

As previously announced, Dean Seavers, Executive Director, US joined the Board on 1 April 2015.

National Grid	2015/16 Full Year Results Statement

OUTLOOK

In the UK, National Grid expects to maintain performance broadly at the level seen last year. In the US, returns are expected to be maintained, ahead of rate revisions in Massachusetts and New York, which are expected to come into effect in late 2016 and early 2017. National Grid does not expect to repeat the level of performance seen in Other activities in 2015/16. Overall Group performance is expected to remain in line with the Group’s expectations.

Capital investment is expected to be at a similar level to 2015/16, driven by gas distribution in the US and continued asset health investments in the UK, together with further investment in electricity interconnector activities.

The process for the sale of a majority interest in the UK Gas Distribution business is on track with separation activities ongoing and the Group expect to complete a sale in early 2017.

The Board believes that National Grid is in a strong position to continue to deliver a safe and reliable service to customers, while sustaining its level of investment in growth and continuing the Group’s commitment to the dividend policy for the foreseeable future.

National Grid	2015/16 Full Year Results Statement

2016/17 TECHNICAL GUIDANCE

The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

UK Electricity Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £60m of additional allowances compared to 2015/16 reflecting allowed base revenue and inflationary increases being partly offset by ‘MOD’ adjustments2.

Totex outperformance against regulatory targets and incentive performance are expected to reduce slightly in 2016/17, as a result Return on Equity is expected to be slightly lower than 2015/16.

UK Gas Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £50m of additional allowances compared to 2015/16 reflecting an allowed base revenue increase, a small ‘MOD’ increase for data centre allowances and inflationary impacts.

Totex and incentive performance is expected to be slightly lower against prior year, as the business increases spend on asset health projects to deliver regulatory output requirements. Incentives are expected to be lower year-on-year as legacy incentives reduce. As a result, Return on Equity is expected to be lower compared with the achieved return in 2015/16.

UK Gas Distribution

Net Revenue is expected to be broadly flat year-on-year, with RPI increases offset by the reduction in ‘fast money’ allowances (repex treatment transition from fast to slow ‘pot’) in base revenues.

Totex outperformance against regulatory targets is expected to improve in 2016/17 with incentive performance expected to be sustained year-on-year. As a result, achieved Return on Equity is expected to increase slightly.

UK Timing

Headline net revenues will be impacted by timing of recoveries from prior years. Both Electricity and Gas Transmission will benefit from collection of under-recoveries created in 2014/15 whilst gas Distribution is expected to pay back over-recoveries from 2014/15.

US regulated operations

Revenue is expected to increase in 2016/17, largely from capex trackers and new rate case fillings. Bad debt expenses are expected to decrease. These benefits are expected to be broadly offset by inflationary pressure on controllable costs, increased depreciation and cost of removal expenses (reflecting significant capex investment) and higher property taxes.

Return on Equity for overall US regulated operations is expected to be maintained in 2016/17.

Other activities

Revenue is expected to fall next year, mainly due to lower auction revenues in the French Interconnector and lower numbers of meters in the domestic Metering business as the smart metering roll-out gathers pace. The value of Property sales is expected to be similar year-on-year.

Earnings before interest and tax, the gain of £49m on exchange of National Grid’s interest in the Iroquois Pipeline for shares in Dominion Midstream Partners, LP is not expected to recur in 2016/17.

2 In November, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

National Grid	2015/16 Full Year Results Statement

Interest and Taxation

Net finance costs for the Group in 2016/17 are expected to be marginally higher than those in 2015/16 with higher RPI accretions and higher gross borrowings partially offset by the continued refinancing of debt at low prevailing interest rates.

For the full year 2016/17, the effective tax rate is expected to be to be around 24%.

Investment, Growth and Net Debt

Overall Group total investment for 2016/17 is expected to be at similar levels to 2015/16. Expected UK increases in non-load spend being partially offset by lower expected spend on Western HVDC Link and London Power Tunnels as the projects near completion. In the US Regulated operations, investment is expected to increase primarily driven by expenditure on LNG liquefaction, and higher spend on mains replacement, system reinforcements and customer growth.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Cash flow before capex and shareholder returns is expected to decrease slightly reflecting the large working capital inflows in 2015/16, particularly in the US.

As a result, net debt is expected to increase by around £1.5bn during 2016/17, excluding the effect of any exchange rate movements or the potential benefit of scrip dividend take up.

National Grid	2015/16 Full Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. For definitions see the definitions and metrics section on pages 38 to 42 of this statement.

Operating profit excluding timing	Year ended 31 March
(£m)	2016	2015	% change
UK Electricity Transmission	1,168	1,326	(12)
UK Gas Transmission	419	455	(8)
UK Gas Distribution	852	813	5
US Regulated	1,258	1,134	11
Other activities	374	199	88
Group total operating profit excluding timing	4,071	3,927	4

Operating profit	Year ended 31 March
(£m)	2016	2015	% change
UK Electricity Transmission	1,173	1,237	(5)
UK Gas Transmission	486	437	11
UK Gas Distribution	878	826	6
US Regulated	1,185	1,164	2
Other activities	374	199	88
Group total operating profit	4,096	3,863	6

Other selected financial information	Year ended 31 March
(£m)	2016	2015	% change
Depreciation and amortisation	(1,614)	(1,482)	(9)
Net finance costs	(1,013)	(1,033)	2
Taxation excluding timing	(763)	(703)	(9)
Taxation	(753)	(695)	(8)
Effective tax rate (%)	24.0%	24.2%
Share of post-tax results of joint ventures	59	46	28
Non controlling interest	(3)	8	(138)
Earnings attributable to equity shareholders excluding timing	2,351	2,245	5
Earnings per share excluding timing (p)	62.6	59.1	6
Earnings attributable to equity shareholders	2,386	2,189	9
Earnings per share (p)	63.5	57.6	10

Other selected financial information	Year ended 31 March
(£m) – constant currency	2016	2015	% change
US Regulated operating profit	1,185	1,245	(5)
Other activities operating profit	374	191	96

Group total operating profit	4,096	3,936	4
Timing adjustment	25	(62)	140
Operating profit excluding timing	4,071	3,998	2

Depreciation and amortisation	(1,614)	(1,517)	(6)
Net finance costs	(1,013)	(1,077)	6

National Grid	2015/16 Full Year Results Statement

Operating profit and controllable costs

Operating profit was £4,096m, up £233m (up 6%) compared with last year at actual exchange rates. The year-on-year movement in exchange rates had a £73m positive impact on operating profit. On a constant currency basis, operating profit was up £160m (up 4%). This included a positive year-on-year timing movement of £87m:

Over/(under)-recovery	Year ended 31 March		Year-on-year
(£m – constant currency)	2016	2015	change
Balance at start of period (restated)	23*	44
In-year over/(under)-recovery	25	(62)	87
Balance at end of period	48	(18)

Operating profit	4,096	3,936	160
Adjust for timing differences	(25)	62	(87)
Operating profit excluding timing	4,071	3,998	73
*restated to reflect finalisation of UK and US timing balances

Operating profit excluding timing increased by £73m (up 2%) on a constant currency basis.

Operating profit from regulated activities decreased by £110m on a constant currency basis, excluding the impact of timing. Net regulated income increased by £11m, due to US revenue growth from existing rate plans and gas customer growth, partially offset by decreases in the third year of the RIIO price controls on UK regulated revenues. Regulated controllable costs decreased by £12m while post-retirement costs increased by £22m and bad debts increased by £5m. Depreciation and amortisation increased by £83m and other costs by £23m.

The Group’s Other activities contributed £183m more to operating profit than last year on a constant currency basis, led by increased revenues in the French Interconnector business due to higher price arbitrage between the UK and mainland Europe and a £49m benefit from a gain on the exchange of National Grid’s share of the Iroquois pipeline joint venture for shares in Dominion Midstream Partners, LP. Other activities also benefited from the non-recurrence of US financial systems implementation costs in 2014/15.

Interest and taxation

Net finance costs were £1,013m, £20m lower than 2014/15 at actual exchange rates and £64m lower than 2014/15 at constant currency, benefiting from continued refinancing of debt at lower prevailing interest rates, strong treasury management and lower accretions on index linked borrowings.

The effective interest rate on Treasury managed debt for the year was 3.8% compared with 4.3% in 2014/15.

Profit before tax and taxation

The Company’s share of post-tax results from joint ventures and associates was £59m, up £12m from 2014/15 at constant currency, following an increased contribution from the BritNed interconnector.

Profit before tax was up 9% at actual exchange rates to £3,142m. Excluding the impact of timing, profit before tax was up 6% to £3,117m.

The tax charge on profits was £753m, £58m higher than 2014/15 at actual exchange rates, principally reflecting increased operating profits and lower interest charges, partly offset by a reduction in the UK corporation tax rate. The reported effective tax rate decreased to 24.0% from 24.2% in the previous year primarily due to a fall in the UK corporation tax rate offset by a change in the profit mix.

Corporation tax paid in the UK in 2015/16 decreased by £68m to £285m.

National Grid	2015/16 Full Year Results Statement

Other earnings metrics, EPS, exceptional and statutory earnings

Earnings attributable to non-controlling interests (minority interests) were £3m (2014/15 £(8)m), principally representing the impact of consolidating National Grid’s investment in Clean Line, a US transmission business in 2014/15.

As a result, earnings attributable to equity shareholders were £2,386m, up £197m compared with 2014/15. Earnings per share increased 10% from 57.6p last year (restated for the impact of shares issued under the scrip dividend programme) to 63.5p.

Excluding the impact of timing, earnings attributable to equity shareholders were £2,351m, up £106m compared with 2014/15, and earnings per share increased by 6% year-on-year to 62.6p.

Exceptional items and remeasurements increased statutory earnings by £205m after tax. A detailed breakdown of these items can be found on page 53. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £2,591m.

Statutory basic earnings per share were 69.0p compared with 53.2p (restated) last year. The increase (compared to the increase in adjusted EPS) reflected a large exceptional deferred tax credit in the year related to a reduction in UK corporation tax rates and 2014/15 included exceptional debt redemption costs.

Cash flow

Operating cash flow, before exceptional items, remeasurements and taxation was £5,722m, £355m higher than 2014/15, principally reflecting higher operating profits.

Funding and Net Debt

Net debt as at 31 March 2016 increased by £1.4bn to £25.3bn (2015: £23.9bn).

As at 31 March 2016 the Group maintained approximately $23.1bn of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses. As a result, the movements resulting from the relative strength of the US dollar against the pound compared with a year ago increased net debt by around £0.5bn.

The remaining increase was the result of £4.6bn of cash inflow before capex and shareholder returns, more than offset by dividends and share buybacks of £1.6bn, capital investment of £3.7bn and other non-cash and fair value movements of £0.2bn. This included £91m of accretions on index linked and zero coupon debt.

During the year National Grid raised around £1.8bn of new capital markets financing through nine new bond issuances, including a £400m non-dilutive, cash settled convertible bond issued in September. The Group purchased call options to offset the embedded option within the bond. This innovative source of funding provided attractively priced funding from a new source of liquidity for the Group.

The Group also continued with its drawing of the £1.5bn RPI-linked, European Investment Bank (EIB) loan to fund capital investment in its UK Electricity Transmission business.

The US holding company, National Grid North America, continued to access the capital market during the year through its Euro Medium Term Note programme in a variety of currencies, while the US operating company, The Brooklyn Union Gas Company (also known as KEDNY) issued a dual tranche $1bn bond in March.

As a result, the Group considers that it is well funded as it enters 2016/17.

The Group’s balance sheet remained strong, supporting further investment in new assets during the year. Credit rating metrics as indicators of balance sheet strength remained comfortably above the levels indicated by credit rating agencies as appropriate for the current group rating levels. Funds from operations (FFO) to adjusted net debt was 16.7% and RCF to adjusted net debt was 11.5%, (10.5%

National Grid	2015/16 Full Year Results Statement

after deducting share buyback costs associated with neutralising dilution from 17% scrip dividend uptake in the year). FFO interest cover was 5.5x compared with 5.1x in 2014/15, comfortably above National Grid’s target of exceeding 3.0x.

During the year, Moody’s and Fitch maintained their ratings of the National Grid Group on stable outlook. S&P downgraded The Brooklyn Union Gas Company and KeySpan Gas East Corporation (also known as KEDLI) from A to A- to be in line with the ratings of the majority of other regulated operating companies in the Group. These rating moves were driven by the expectation of weaker cash flow metrics in those businesses until the expected benefit of new rates from the planned rate filings is achieved.

Overall net debt as a proportion of total regulatory value at 31 March 2016 was 62% down from 63% at 31 March 2015 (adjusted for constant currency).

National Grid	2015/16 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS profit measures, to aid understanding of the performance of the regulated businesses, National Grid calculates a number of additional regulatory performance metrics. These metrics aim to reflect the impact of performance in the current year that is expected to impact future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to “catch up” or “sharing” of elements of prior year performance for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity and regulated financial performance.

Year ended 31 March (UK and Group) Calendar year (US)	Regulatory Debt:Equity	Achieved Return on Equity		Base or Allowed Return on Equity
%	assumption	2016	2015	2016	2015
UK Electricity Transmission	60:40	13.9	14.0	10.2	10.2
UK Gas Transmission	62.5:37.5	12.5	14.2	10.0	10.0
UK Gas Distribution	65:35	13.0	12.9	9.9	9.9
US Regulated	avg. 50:50	8.0	8.4	9.7	9.7
Total Group		12.3	11.8

Overall Group Return on Equity was 12.3% (prior year 11.8%) reflecting a substantial increase in the contribution from Other activities and good financing performance partly offset by the expected lower returns in the UK and US.

As at 31 March	Regulated Asset Value or Rate Base		Total Regulated Assets or Invested Capital
(£bn, at constant currency)	2016	2015	2016	2015
UK Electricity Transmission	11.8	11.3	11.7	11.4
UK Gas Transmission	5.6	5.6	5.7	5.7
UK Gas Distribution	8.7	8.5	8.6	8.4
US Regulated	12.7	12.0	14.1	13.9
Other Activities (invested capital only)			1.9	1.5
Total Group			42.0	40.9

Total Group regulated and other assets grew 3% at constant currency, with UK Electricity Transmission RAV and US rate base in particular up 4% and 6% respectively.

Year ended 31 March	Adjusted Operating profit
(£m, at actual exchange rate)	2016	2015
UK Electricity Transmission	1,173	1,237
UK Gas Transmission	486	437
UK Gas Distribution	878	826
US Regulated	1,185	1,164
Other Activities	374	199
Total Group	4,096	3,863

Total Group adjusted operating profits increased by 6% to £4,096m.

National Grid	2015/16 Full Year Results Statement

REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

2015/16 Overview

In the third year of its eight year RIIO price control period, UK Electricity Transmission delivered another solid performance, with a growing asset base, while maintaining high standards of reliability and safety.

The business successfully delivered a number of important projects over the course of the year reaching major milestones with the completion of two key circuits on the London Power Tunnels project and the commissioning of Kensal Green substation, the first high voltage electricity transmission substation constructed in London for 20 years.

UK Electricity Transmission continues to look for innovative ways to reduce costs to customers. Last year, the business piloted a new approach to circuit breakers aimed at halving the time and cost of replacement over the RIIO T1 period. In addition, the business has invested in new technology to explore further cost reduction in overhead line and transformer replacement programmes. This approach will support UK Electricity Transmission in meeting outputs defined by the RIIO price control efficiently and effectively.

In its role as System Operator (SO), the business balanced the network to maintain security of supply throughout the year. The business contracted additional balancing services of 2.4 GW for the winter period to be available to manage periods of peak demand. This included 133 MW from demand side response (DSR) arrangements, including businesses who signed up for reducing demand at peak periods if called on. In the year, UK Electricity Transmission launched the Power Responsive programme to support growth in DSR.

Regulated Returns and Financial Performance reflect efficiency and incentive delivery

Return on Equity 370bps above base levels

Return on Equity for the year, normalised for a long-run inflation rate of 3%, was 13.9% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below

Return on Equity	2015/16	2014/15
Base return (including avg. 3% long-run inflation)	10.2	10.2
Totex incentive mechanism	2.1	2.1
Other revenue incentives	0.8	0.7
Return including in year incentive performance	13.1	13.0
Pre-determined additional allowances	0.8	1.0
Operational Return on Equity	13.9	14.0

Operational Return on Equity decreased 10bps year-on-year, primarily as a result of a reduction in additional allowances. Totex was £1.3bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.5bn. The Company’s share of this efficiency saving is expected to be £92m. Much of this saving is reflected in an estimate of increased Performance RAV.

The consistent totex performance in the year principally reflects efficiencies and innovative engineering within the capital investment programme in relation to both load and non-load related projects. National Grid aims to deliver the essential maintenance and outputs required by the RIIO framework sustainably and at the lowest total cash cost in order to deliver best value for consumers and shareholders. Innovative solutions such as predictive analysis and new engineering approaches are essential to achieving this and continued to be a focus for the Company over the course of 2015/16.

UK Electricity Transmission continues to respond to the challenging RIIO efficiency and incentive targets by encouraging innovative engineering solutions and process efficiencies. This was highlighted by the £12m innovation award that the business received for converting Deeside into an off grid substation. The business delivered an improved level of performance under other revenue incentive schemes during 2015/16, generating around 80bps of total return, equivalent to £42m of additional revenue. The current Balancing Services Incentives Scheme (BSIS) contributed £27m of pre-tax profit,

National Grid	2015/16 Full Year Results Statement

an increase of £4m from 2014/15. Stakeholder engagement and satisfaction, and energy not supplied incentives also delivered positive incentive out-turns, offset by reductions in the customer, environmental and renewable incentives. UK Electricity Transmission is working to identify opportunities for future outperformance across these areas.

Investment activities in 2015/16

Capital investment in UK Electricity Transmission was £1,084m, £10m higher than the prior year. The Western HVDC Link project saw accelerated spend following cable manufacture delays in 2014/15, this was partly offset by a reduction in London Power Tunnel spend which neared completion.

The business continued to seek improved totex efficiency in its investment. Placing an emphasis on engineering for best value reduces capital spend and customer bills and sustains attractive levels of asset growth, through the creation of performance RAV. Overall, investment in the year reflected £547m of non-load related investment whilst load related spend was £537m.

Regulated Financial Performance down 3% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission decreased to £1,195m from £1,232m, down 3%. The year-on-year reduction reflected a one off benefit in the prior year of £56m from legal settlements, partially offset by underlying RAV growth.

Reconciliation of regulated financial performance to operating profit (£m)	2016	2015	% change
Operating profit	1,173	1,237	(5%)
Movement in regulatory “IOUs”	(147)	(130)
Deferred taxation adjustment	80	88
RAV indexation (avg. 3% long-run inflation)	339	326
Regulatory v IFRS depreciation difference	(368)	(352)
Fast/Slow money adjustment	92	34
Pensions	(54)	(48)
Performance RAV created	80	77
Regulated financial performance	1,195	1,232	(3%)

Regulated Financial Position up 3%

In the year, RAV grew by 4.8% driven by continued investment. This growth rate was lower than the Company’s expectation, mainly driven by a continued lower level of inflation (1.6% for the year). Net other regulatory assets decreased by £147m, partly reflecting revenue received in the year associated with customers’ share of efficiency benefits and also relating to RIIO outputs where delivery has either been deferred to later in the price control period or where outputs are no longer expected to be required by customers during RIIO-T1.

	2016	2015
Opening Regulated Asset Value (RAV)*	11,285	10,854
Asset additions (aka slow money) (actual)	1,042	1,034
Performance RAV or assets created	80	77
Inflation adjustment (actual RPI)	181	102
Depreciation and amortisation	(758)	(728)
Closing RAV	11,830	11,339

Opening balance of other regulated assets and (liabilities)*	49	197
Movement	(147)	(130)
Closing balance	(98)	67

Closing Regulated Financial Position	11,732	11,406

  *March 2016 opening balances adjusted to correspond with 2014/15 regulatory filings and calculations

National Grid	2015/16 Full Year Results Statement

Regulatory and other business developments

During 2015/16, UK Electricity Transmission responded to Ofgem’s open consultation on the potential RIIO-T1 Mid-Period Review and on 12 May 2016 Ofgem announced its intent for a Mid-Period Review. As expected, the scope of this review is narrow with no changes to key financial parameters. Ofgem will run a consultation process this summer, with any changes to be implemented in April next year.

The business also responded to Ofgem’s consultation on extending competition in onshore electricity transmission in the UK.

In addition, the Company has been working with DECC and Ofgem to consider how to evolve the current System Operator model, to make it more independent, whilst remaining cost effective. In doing so, it is vital that there is no disruption to the pivotal role National Grid plays as System Operator in balancing the network.

In advance of winter 2015/16, margins between supply and demand were expected to be tighter than in recent years, due to further generation capacity reductions. In consultation with DECC the System Operator tendered for balancing services, the Demand Side Balancing Reserve and the Supplemental Balancing Reserve, providing assurance that additional capacity would be available if called upon.

Future activities and outlook

UK Electricity Transmission expects to continue to deliver good returns and asset growth in 2016/17 with opportunities for the business to deliver healthy outperformance led by the totex incentive. The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and shareholders. The business expects to generate savings from finding new and innovative ways to maintain, repair and replace its assets.

National Grid expects UK Electricity Transmission capital investment in 2016/17 to be broadly similar to the 2015/16 level, as lower levels in Western HVDC Link and London Power Tunnels are offset by increased non-load spend to deliver RIIO-T1 outputs. The business expects to deliver real growth in regulated asset value, including the benefit of efficiencies, above the rate of inflation in 2016/17.

Total investment in UK Electricity Transmission over the eight year RIIO price control is currently expected to be around £10bn, with RAV growth on average of around 6% per annum over the RIIO period including a 3% RPI inflation assumption.

As mentioned above, the UK Electricity Transmission business has been in consultation with Ofgem on the introduction of onshore competition. This new competition principally relates to large projects with a capital spend above £100m, that meet certain criteria (still to be agreed by the UK regulator). Within UK Electricity Transmission’s capital investment plan two projects are potentially contestable. These relate to the possible connection of new nuclear generation for Hinkley Point and Moorside, which together represent around £1bn of planned capex in the RIIO-T1 period. National Grid is supportive of the work that Ofgem is undertaking to explore the introduction of onshore competition but believes that competition should only be taken forward where it is in the best interests of customers.

National Grid	2015/16 Full Year Results Statement

APPENDIX to REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

Revenue and Costs in 2015/16 on an IFRS basis

On an IFRS basis UK Electricity Transmission operating profit was £1,173m, down £64m or 5%. Net revenues in the year were in line with the prior year. Adjusting for timing movements, operating profit decreased by £158m principally due to the lower net revenue, increases in controllable costs and higher asset depreciation.

The principal components of the movement in operating profit are shown below.

	Year ended 31 March
(£m)	2016	2015	% change
Net revenue	1,947	1,933	1
Regulated controllable operating costs	(311)	(283)	(10)
Post-retirement costs	(40)	(36)	(11)
Other operating costs and provisions	(33)	(1)
Depreciation and amortisation	(390)	(376)	(4)
Operating profit	1,173	1,237	(5)
Less: Timing impact	5	(89)	106
Operating profit excluding timing	1,168	1,326	(12)

Net revenue (net of pass through costs) increased by £14m. Excluding timing impacts of £94m, net regulated revenue decreased by £80m. This primarily reflected a one off benefit in the prior year from a legal settlement and a reduction associated with the impact of sharing RIIO year 1 efficiencies with customers through the MOD adjustments, partially offset by higher post vesting connection income and termination revenues.

Regulated controllable operating costs increased by £28m, reflecting an increase in maintenance expenditure, business change and preparation costs. Post-retirement costs increased by £4m and other operating costs and provisions increased by £32m reflecting asset write offs.

Depreciation and amortisation increased by £14m, reflecting investment driven growth in the asset base.

National Grid	2015/16 Full Year Results Statement

REVIEW OF UK GAS TRANSMISSION OPERATIONS

2015/16 Overview

In 2015/16 UK Gas Transmission delivered a solid performance. The Company enjoyed strong levels of network availability reflecting the investment and improvements in planning and maintenance activities. The business reported its first lost time injury for 995 days in December 2015, otherwise delivering good safety performance. The Company delivered 408 Network Output Measures above its in year target. The most significant asset health project, at Bacton terminal, was delivered in March 2016 with operational acceptance achieved ahead of schedule on 22 March 2016. UK Gas Transmission awarded a contract to “Pipe9 JV” comprising Skanska, AHak and PORR for detailed design of the tunnel and construction of the Feeder 9 project to build around 5km of tunnel and gas transmission pipeline under the Humber Estuary.

The gas demand across winter 2015/16 was higher than forecast and in its role as Gas System Operator, the business successfully managed this period and the rest of the year.

Performance reflects continued prior period benefit and strong incentive delivery

Return on Equity 250bps above base levels

Return on Equity for the year, using a long-run inflation rate of 3%, was 12.5% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.0%. The principal components of the difference are shown in the table below.

Return on Equity	2015/16	2014/15
Base return (including avg. 3% long-run inflation)	10.0%	10.0%
Totex incentive mechanism	(0.2)%	(0.4)%
Other revenue incentives	1.2%	2.4%
Return including in year incentive performance	11.0%	12.0%
Pre-determined additional allowances	1.5%	2.2%
Operational Return on Equity	12.5%	14.2%

The business performed slightly below the targets set by the totex incentive mechanism in the third year of RIIO. Operating costs were £3m higher than allowance reflecting increased spend on safety. Totex spend was £0.3bn, marginally above the estimated allowance, adjusted for outputs and phasing. The Company’s share of this difference is expected to be £3m.

The business had another good year of incentive performance, consistent with performance levels in 2014/15 after excluding the gas permits performance (a one off incentive) from the prior year. Increased efforts to identify customer and stakeholder needs, undertaken by the business, continued to support good customer incentive performance. Overall, the UK Gas Transmission business delivered around 120 bps of additional returns through other revenue incentives. On a pre-tax basis, this equates to an estimated £31m of additional revenue allowance, most of which is due to be recovered in future years under the RIIO funding mechanisms.

Contribution from legacy incentives was 150bps, a decrease year-on-year, as expected and in accordance with the agreed profile.

Regulated Financial Performance down 17% year-on-year

An explanation of the regulatory financial performance measure can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Transmission decreased to £535m from £648m, down 17%. The year-on-year reduction reflected in part a one off benefit in the prior year related to gas permit incentive income.

National Grid	2015/16 Full Year Results Statement

Reconciliation of regulated financial performance to operating profit (£m)	2016	2015	% change
Operating profit	486	437	11
Movement in regulatory “IOUs”	(80)	(16)
Deferred taxation adjustment	45	85
RAV indexation (3% long-run avg.)	166	166
Regulatory v IFRS depreciation difference	(18)	(22)
Fast/Slow money adjustment	18	54
Pensions	(77)	(49)
Performance RAV created	(5)	(7)
Regulated financial performance	535	648	(17)

Regulated Financial Position broadly unchanged with RPI below long-run expectations

RAV was broadly flat year-on-year, with continued investment and lower than expected inflation almost entirely offset by depreciation. Net other regulatory assets decreased by £80m, mainly reflecting current year revenue over recoveries associated with lower than expected inflation and higher volumes.

£m	2016	2015
Opening Regulated Asset Value (RAV)*	5,525	5,529
Asset additions (aka slow money) (actual)	185	174
Performance RAV or assets created	(5)	(7)
Inflation adjustment (actual RPI)	85	50
Depreciation and amortisation	(196)	(194)
Closing RAV	5,594	5,552

Opening balance of other regulated assets and (liabilities)*	157	174
Movement	(80)	(16)
Closing balance	77	158

Closing Regulated Financial Position	5,671	5,710
*March 2016 opening balances adjusted to correspond with 2014/15 regulatory filings and calculations

Investment activities in 2015/16 focussed on asset health

UK Gas Transmission invested £186m during the year, a slight increase on prior year, which was almost entirely non-load, asset health and emissions reduction work.

Asset health expenditure forms part of an essential and co-ordinated programme of work throughout the RIIO T1 period. This programme is designed to enable UK Gas Transmission to maintain a safe network and continue to meet regulatory output requirements, known as Network Output Measures (NOMs). During the year, work commenced on the Feeder 9 crossing of the Humber Estuary a £180m project to ensure system integrity at a critical point on the network.

Investment in emissions reduction work continued to support the business in improving the local air quality around its gas compressors sites in line with both the Industrial Emissions Directive (IED) and Integrated Pollution Prevention and Control (IPPC) legislation.

Regulatory and other business developments

During 2015/16, UK Gas Transmission has responded to Ofgem’s open consultation on the potential RIIO-T1 Mid-Period Review and on 12 May 2016, Ofgem announced its intent for a Mid-Period Review. As expected, the scope of this review is narrow with no changes to key financial parameters. Ofgem will run a consultation process this summer, with any changes to be implemented in April next year.

The business agreed an exemption in the latest draft of the Medium Combustion Plant (MCP) Directive with an extended date for compliance of 2030 for gas compressor stations, (previously 2020). This followed tripartite meetings between the European Parliament, European Commission and MEPs and was ratified by the European Parliament in September 2015. The exemption will allow the UK Gas Transmission business to be more efficient in complying with the Directive and is expected to provide a reduction in future costs to customers.

National Grid	2015/16 Full Year Results Statement

Diversity of supply benefits Great Britain’s gas security but the varied sources lead to greater operational unpredictability. The business continues to work with the industry to understand its flexibility requirements and will publish an update in its Winter Outlook Report ahead of winter 2016/17.

Future activities and outlook

UK Gas Transmission expects to outperform its base allowances in 2016/17 through continued delivery of good incentive performance. Overall achieved Return on Equity is likely to reduce somewhat compared to the level in 2015/16 as legacy allowances are expected to reduce in accordance with agreed profiles.

The business continues to focus on finding and delivering operational efficiencies, in particular in improving the efficiency of asset health and investment delivery processes. Successful innovation is expected to be a key contributor in achieving future cost efficiencies.

Capital investment in UK Gas Transmission in 2016/17 is expected to increase compared to 2015/16 reflecting the increased asset health activity and as the construction of Feeder 9 project progresses. As a result, regulated asset value is expected to grow slightly above the rate of inflation in 2016/17.

National Grid	2015/16 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS TRANSMISSION OPERATIONS

Revenue and Costs in 2015/16 on an IFRS basis

On an IFRS basis UK Gas Transmission operating profit was £486m, up £49m or 11%. This increase was mainly driven by timing and closure costs of an LNG storage facility in the prior year. Excluding the impact of timing, net revenues in the year were lower due to lower gas permit income. Adjusting for timing movements, operating profit decreased by £36m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2016	2015	% change
Net revenue	826	780	6
Regulated controllable operating costs	(135)	(125)	(8)
Post-retirement costs	(18)	(18)	-
Other operating costs and provisions	(9)	(28)	68
Depreciation and amortisation	(178)	(172)	(3)
Operating profit	486	437	11
Less: Timing impact	67	(18)	472
Operating profit excluding timing	419	455	(8)

Net revenue (net of pass through costs) increased by £46m. Excluding timing impacts of £85m, net regulated revenue decreased by £39m. This primarily relates to £29m of prior year permit income.

Regulated controllable costs increased by £10m. This included higher TO and SO transformation costs and higher Xoserve charges.

Depreciation and amortisation increased by £6m. Other operating costs decreased by £19m, mostly reflecting additional costs relating to the closure of LNG facilities in 2014/15.

National Grid	2015/16 Full Year Results Statement

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

2015/16 Overview

In the third year of its RIIO price control period, UK Gas Distribution completed all major outputs ahead of required levels. The integrated operational model of Gas Distribution provided further efficiency through utilisation of resource across the four networks to support delivery of repair, maintenance and emergency response requirements. The business has continued to make improvements in its customer processes.

During the year, the business increased its mains replacement activity replacing around 1,900km of metallic mains with new polyethylene pipes, delivering safety and environmental benefits and meeting key regulatory outputs. By delivering the increased replacement activity efficiently in the year, the business has generated further savings which will help to reduce bills for its customers. UK Gas Distribution has made good progress in the further development and trials of innovative “no dig” solutions. When implemented these innovations should help to drive down the costs of the mains replacement programme on behalf of customers and deliver an increasing level of planned workload to further improve the safety and reliability of the networks.

Regulated Returns and Financial Performance reflect good efficiency and incentive delivery

Return on Equity 310bps above base levels

Return on Equity for the year, using a long-run inflation rate of 3%, was 13.0% compared with a regulatory assumption, used in calculating the original revenue allowance, of 9.9%. The principal components of the difference are shown in the table below. This is in line with the Return on Equity last year.

Return on Equity	2015/16	2014/15
Base return (including avg. 3% long-run inflation)	9.9%	9.9%
Totex incentive mechanism	2.0%	2.3%
Other revenue incentives	1.0%	0.6%
Return including in year incentive performance	12.9%	12.8%
Pre-determined additional allowances	0.1%	0.1%
Operational Return on Equity	13.0%	12.9%

In 2015/16, UK Gas Distribution again drove significant outperformance against regulatory cost allowances by delivering savings and generating additional returns through the totex incentive mechanism. The Gas Distribution Strategic Partnerships (GDSP) contractual arrangements that the business put in place ready for the start of the RIIO period have helped to drive much of the totex performance through innovative and efficient delivery of the mains replacement programme.

Overall, totex was around £0.9bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.0bn. The Company’s share of this efficiency saving is expected to be £56m, partly reflected in an estimate of increased regulatory asset value (Performance RAV).

Other incentive performance in UK Gas Distribution increased compared with 2014/15 levels. Continued performance in environmental, stakeholder and customer satisfaction activities delivered consistent levels of performance to 2014/15, while the reliability (exit capacity) incentive was up £15m on prior year. Overall the business delivered around 110bps of performance through incentives and other legacy allowances.

Regulated Financial Performance

An explanation of the calculation of regulatory financial performance can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Distribution remained consistent with the prior year at £819m. This reflected a similar achieved operational return on equity.

National Grid	2015/16 Full Year Results Statement

Reconciliation of regulated financial performance to operating profit (£m)	2016	2015	% change
Operating profit	878	826	6
Movement in regulatory “IOUs”	(35)	(28)
Deferred taxation adjustment	(34)	60
RAV indexation (assuming 3% RPI inflation)	255	255
Regulatory v IFRS depreciation difference	(104)	(148)
Fast/Slow money adjustment	(168)	(182)
Pensions	(13)	(5)
Performance RAV created	40	41
Regulated financial performance	819	819	-

Regulated Financial Position steady

In the year, RAV grew by 2% with investment and a share of savings delivered in the form of performance RAV partially offset by regulatory depreciation. The contribution to growth from RPI inflation in the year was relatively low, compared to long-run levels. During the year, net other regulatory liabilities increased by £35m, leaving a closing balance of £124m to return to customers in future years. Much of this movement relates to revenue over recoveries due to lower than anticipated inflation in the current year.

£m	2016	2015
Opening Regulated Asset Value (RAV)*	8,513	8,495
Asset additions (aka slow money) (actual)	392	333
Performance RAV or assets created	40	41
Inflation adjustment (actual RPI)	133	76
Depreciation and amortisation	(402)	(434)
Closing RAV	8,676	8,511

Opening balance of other regulated assets and (liabilities) *	(89)	(55)
Movement	(35)	(28)
Closing balance	(124)	(83)

Closing Regulated Financial Position	8,552	8,428
*March 2016 opening balances adjusted to correspond with 2014/15 regulatory filings and calculations

Investment activities in 2015/16

Overall capital investment in UK Gas Distribution was £549m, including £417m of replacement expenditure (£57m higher than 2014/15) with substantially more pipe replaced than the prior year. Other capex was £132m, down £6m on last year.

UK Gas Distribution continues to explore new and innovative approaches to deliver capital and replacement projects at lower costs. The business has developed technology that contributed to a reduction in the volume of excavations and is exploring a number of alternative “no dig” solutions to achieve further reductions to volume and duration of excavations in future years.

National Grid trialled number of these technologies in the summer of 2015, including Tier One Robotic System (TORS) which will allow the connection of mains and services with minimal excavations and Pipe Renewal In-Situ Manufactured (PRISM), a multi-party project translating existing technology used in the water industry to the gas distribution industry which could revolutionise the replacement of ageing gas pipes using a polymer in existing pipelines.

Regulatory and other business developments

During 2015/16, UK Gas Distribution responded to Ofgem’s open consultation on the potential RIIO-GD1 Mid-Period Review. On 12 May 2016, Ofgem announced that it will not carry out a Mid-Period Review of UK Gas Distribution.

National Grid	2015/16 Full Year Results Statement

In March, the business agreed with Ofgem that it would make a charitable donation of £3m to National Energy Action (NEA) to support fuel poor initiatives as recognition that the business did not achieve certain repair network outputs in 2014/15.

2015/16 was the third year of the eight year RIIO price control reflecting a stable regulatory environment for the business. As the UK’s energy mix changes, National Grid continues to develop its networks to accommodate gas from new sources and adapting its network to the future role of gas. This included further bio-methane connections being made this year, increasing the total number of connections to 22. The business has also developed a demonstration plant for BioSNG technology which would enable household waste to be converted into gas to be transported through its distribution network. In addition, UK Gas Distribution has completed the UK’s first Local Transmission System (LTS) connected Compressed Natural Gas filing station. This facility located in Leyland, Lancashire is capable of refuelling more than 500 heavy goods vehicles per day.

UK Gas Distribution has been instrumental in an industry wide initiative to provide better services to more vulnerable customers. Leading a cross-industry working group, the business has developed a common set of needs codes for vulnerable customers which will be used across utility industries to identify the services that these customers require.

Sale of majority stake

In November 2015, National Grid announced the potential sale of a majority stake in the UK Gas Distribution business. As this business is fully integrated with the other UK businesses, it needs to be separated. Since November, the business has made good progress on the activity needed to create a standalone business that can operate efficiently, while maintaining its primary role as a provider of safe and reliable networks. The necessary consultations are underway with internal and external stakeholders to enable a smooth separation process.

Future activities and outlook

UK Gas Distribution is expected to sustain its incentive performance and the business expects to build on the good totex incentive performance in the year.

The business remains on track to deliver the RIIO risk reduction outputs and the Health and Safety Executive requirement for length of main replaced over the course of the eight year RIIO period.

In the first three years of the price control, UK Gas Distribution has delivered its primary replacement output, risk reduction on metallic mains, in line with the eight year RIIO target. The run rate of the secondary replacement metric, length of metallic main replaced, is below the eight year average but in line with the business’ delivery plans. The business expects to increase the length of mains replaced as the RIIO price control progresses (and has phased the allocation of totex allowances accordingly when calculating Return on Equity). At the same time, the business expects to leverage the benefits of innovation to drive further totex performance and customer value.

National Grid expects total investment by UK Gas Distribution to be broadly in line with 2015/16 levels. As a result, the business expects to grow its RAV slightly higher than RPI inflation for the year.

National Grid	2015/16 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Revenue and Costs in 2015/16 on an IFRS basis

On an IFRS basis UK Gas Distribution operating profit was £878m, up £52m or 6%. Regulated revenues in the year were higher. Costs increased and depreciation was higher than last year, offset by favourable provision adjustments. Adjusting for timing movements, operating profit increased by £39m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2016	2015	% change
Net revenue	1,566	1,504	4
Regulated controllable operating costs	(374)	(353)	(6)
Post-retirement costs	(39)	(36)	(8)
Other operating costs and provisions/contribution release	23	(3)
Depreciation and amortisation	(298)	(286)	(4)
Operating profit	878	826	6
Less: Timing impact	26	13	100
Operating profit excluding timing	852	813	5

Net revenue (net of pass through costs) increased by £62m. Excluding timing impacts of £13m, net regulated revenue increased by £49m. This increase was primarily driven by higher allowed revenue collections relating to a change in the tax treatment of replacement expenditure and higher reliability incentive performance.

Regulated controllable costs increased by £21m, up 6%, reflecting higher leasing costs, NEA donation and legal settlements. Post-retirement costs increased by £3m and other operating costs decreased by £26m reflecting a prior year provision for additional asset protection costs.

Depreciation and amortisation increased by £12m, reflecting investment driven growth in the asset base.

National Grid	2015/16 Full Year Results Statement

REVIEW OF US REGULATED OPERATIONS

2015/16 Overview

US Regulated operations delivered solid operational performance reflecting National Grid’s continued focus on efficiently delivering significant investment to enhance the resilience of its networks. The gas and electricity networks stood up to increased demands including record gas send-out in New York and Massachusetts on 14 February. The Company’s electricity transmission network delivered availability of over 99% and the broader US business achieved almost all of its key reliability metrics, reflecting the benefit of infrastructure investment in recent years as well as continued focus on effective storm response.

The US saw significant improvements in all three of its primary safety measures; lost time injury frequency, road traffic collisions and Occupational Safety & Health Administration recordable events. Safety continues to be a focus of the business as it strives to achieve world class performance.

Return on equity in-line with expectations

Return on Equity for the year was 8.0%, a reduction of 40 bps compared to last year. As expected, this reduction was due to some entities operating under old rate plans and a high level of rate base growth, a portion of which is not reflected in current rate plans. The additional rate base growth will drive future revenues, but places an additional pressure on returns until rate base is reflected in updated regulatory allowances. This should be largely corrected through the current and planned rate plan filings.

Regulated Return on Equity	Achieved (%) Calendar year*			Most recent granted** (%)
US Jurisdiction	2015	2014	2013

New York	7.7	8.2	8.8	9.4
Massachusetts	5.8	6.2	7.4	10.1
Rhode Island	10.2	10.4	10.0	9.5
FERC	11.4	11.5	11.8	10.5
Total US*	8.0	8.4	9.0	9.7
* operating company return weighted by average rate base ** a weighted average by rate base of each of National Grid’s operating companies granted returns

Another significant year of capital investment

Capital investment to enhance and extend the Company’s US networks increased by around $400m to $2.7bn. This increase was supported by a continued focus on mains replacement as well as reliability and reinforcement expenditure in the electricity companies, mandated programmes and ongoing transmission projects. Of this investment approximately $1.3bn was in gas distribution, $0.9bn in electricity distribution and $0.4bn in transmission and other FERC regulated assets. The business continues to invest in network resilience by assessing vulnerabilities throughout the networks and targeting investment where it can provide the most benefit.

Detailed US Rate Base: Rate Base ($m) as at 31 March
US Jurisdiction	2016	2015	% change

New York	10,482	10,046	4
Massachusetts	4,101	3,652	12
Rhode Island	1,234	1,066	16
FERC	2,444	2,449	-
Total US rate base	18,261	17,213	6

National Grid	2015/16 Full Year Results Statement

Regulated Financial Position

Overall, US regulated assets increased by 2% to $20.3bn. The increase was driven by growth in rate base excluding work capital of 7% reflecting the significant level of capital investment in the US business offset by depreciation. This growth was partially offset by lower levels of working capital and increased deferred tax liabilities.

US Regulated Assets ($bn as at 31 March)
	2016	2015	% change
Rate Base excl. working capital (w/c)	17.5	16.3	7
Working capital in Rate Base	0.8	0.9	(11)
Total Rate Base	18.3	17.2	6
Reg. assets outside Rate Base excl. w/c	2.1	2.4	(13)
Working capital outside Rate Base	(0.1)	0.4	(125)
Total regulated assets outside Rate Base	2.0	2.8	(29)
Total US Regulated Assets	20.3	20.0	2

£bn as at 31 March
	2016	2015	% change
Total US regulated assets at actual currency	14.1	13.5	4
Total US regulated assets at constant currency	14.1	13.9	1

Financial performance

Headline operating profit increased to £1,185m, an increase of £21m at actual exchange rates including an £81m benefit from the stronger dollar.

At constant currency, net regulated revenue (excluding timing) increased by £81m to £4,412m, primarily related to increased revenue allowances from third year of the Niagara Mohawk rate plans together with capex trackers, Smart Grid recoveries and new customer growth. Regulated controllable costs decreased by £71m. This was driven in part by lower gas leak response costs and proactive cost management.

Post-retirement costs increased by £15m and bad debts were at similar levels to last year. Depreciation and amortisation increased by £51m and other costs, including the impact of higher cost of removal increased by £36m.

Adjusting for year-on-year timing differences of £105m, operating profit at constant currency for the year excluding timing was £45m (4%) higher than 2014/15.

The principal components of the movement in operating profit are shown below.

	Year ended 31 March
(£m, constant currency)	2016	2015	% change
Net revenue	4,339	4,363	(1)
Regulated controllable operating costs	(1,453)	(1,524)	5
Post-retirement costs	(96)	(81)	(19)
Bad debts	(132)	(127)	(4)
Other operating costs and provisions	(938)	(902)	(4)
Depreciation and amortisation	(535)	(484)	(11)
Operating profit	1,185	1,245	(5)
Less: Timing impact	(73)	32
Operating profit excluding timing	1,258	1,213	4

National Grid	2015/16 Full Year Results Statement

Regulatory and other business developments

National Grid continues to work with regulators and other stakeholders on infrastructure spend to modernise the gas and electricity networks to provide safe and reliable service to its customers through mains replacement, localised grid modernisation and transmission projects.

During 2015/16 the business submitted three full rate plan filings in Massachusetts and New York, the Company’s first full rate plans in over 6 years for Massachusetts and over 10 years for the New York utilities. The purpose of these filings is to provide updated cost recovery and enable an increased level of customer driven investment. The Company continues to focus on a customer led service culture, operational progress and efficiency while strengthening the jurisdictional model to provide enhanced local capabilities.

The requirements for network investment have been increasing as customers are requiring a more resilient, modernised, responsive network with quicker network restorations. Outside of the traditional rate plans, regulators are pursuing grid modernisation initiatives that will include elements such as advanced metering, communications systems, grid control and distributed resources. These initiatives align well with National Grid’s own programmes for network investment and National Grid continues to play an active role in the ongoing industry progression.

Future activities and outlook

The 2016/17 outlook for National Grid’s US Regulated activities remains one of expected continued investment and growth. The Company expects to focus on delivering efficient, customer-led services that support a safe and reliable network. New rate decisions expected later in the year are expected to help offset rising costs and increase returns, although the full year impact of the rate decisions are not expected to be until the 2017/18 financial year. In the meantime, National Grid expects to manage costs proactively and maximise revenue opportunities. As a result, the business expects to deliver a similar level of IFRS operating profit in 2016/17, excluding any impact from timing.

US Regulated capital investment is expected to increase in 2016/17. Most of the increase will be in the Massachusetts and FERC jurisdiction while the remaining jurisdictions should have capital spend similar to this year. The capital investment reflects continued investment in upgrading the gas and electricity distribution infrastructure and the start of the Rhode Island LNG project. As a result, underlying growth in rate base (i.e. before working capital movements) is expected to remain around 7% in 2016/17.

National Grid	2015/16 Full Year Results Statement

US JURISDICTION UPDATE

New York

The New York jurisdiction had a year of solid performance across the utilities. The gas utilities achieved record send-outs on 13-14 February and the gas system performed well under these extreme conditions and the electric business achieved all its reliability targets. The $70m Brooklyn Queens Interconnect project completed, providing the first new gas supply delivery point in New York City in 40 years and addressing long term supply issues. In addition, the Company received approval for two demonstration projects in the upstate region, a solar project in its Western New York service area and a microgrid solution project in a Northern New York community. The projects are part of the New York State ‘Reforming the Energy Vision’ (REV) programme and will be used to gather information on the feasibility of future projects.

In New York, overall returns reduced by 50bps to 7.7%, reflecting in large part increases in operating costs at KEDNY due to mandated gas safety and compliance work not covered in current rates and higher operating costs at Niagara Mohawk (NMPC) electric that also exceeded current rate allowances. KEDLI benefited from an increase in revenues due to customer growth from its gas expansion program and its capital expenditure tracking mechanism that went into effect beginning January 2015. New rates for KEDNY are also expected to be in place at the start of calendar year 2017 which will address cost increases that are not covered by current rate allowances. NMPC plans on filing for new rates to become effective in 2018 to also address cost increases in excess of current rate allowances.

Regulated Return on Equity	Achieved (%) Calendar year			Most recent granted (%)
Regulated Entity	2015	2014	2013

New York
KEDNY	7.1	8.5	9.5	9.4
KEDLI	7.3	6.5	8.8	9.8
NMPC Gas	8.4	8.3	10.3	9.3
NMPC Electric	8.1	9.0	8.0	9.3
Total New York*	7.7	8.2	8.8	9.4
* total return weighted by average rate base

In January, the New York jurisdiction filed new rate plans for the KEDNY and KEDLI utilities to address cost increases that are not covered by current rate allowances. The filings include requested revenue increases of $245m for KEDNY and $142m for KEDLI to cover increased operating and investment costs. The filings remain on track and a decision is expected in December 2016 with new rates expected to be in place in early calendar year 2017.

In addition to the two full rate filings, the New York jurisdiction filed a proposal with the New York Public Service Commission in December 2015 to invest $1.4 billion over a two year period in its upstate NMPC utility. The Company plans on filing a full rate plan for both NMPC gas and electric to become effective in 2018.

On a US GAAP basis, capital investment in the region reached a record high of $1.3bn focused mostly in the gas companies. Part of this investment is tracked under the KEDNY capital agreement allowing for a total spend of $900m for calendar years 2015 and 2016 and the second year of a $400m capital plan for KEDLI. In New York, the Company started the $100m, Queens Reliability Project, which will modernise part of the Queens’ natural gas system.

National Grid	2015/16 Full Year Results Statement

Rate Base ($m) as at 31 March
New York Regulated Entity	2016	2015	% change
KEDNY	2,525	2,387	6
KEDLI	2,176	2,146	1
NMPC Gas	1,160	1,060	9
NMPC Electric	4,621	4,453	4
Total New York	10,482	10,046	4

Massachusetts

The Massachusetts jurisdiction’s networks performed reliably throughout the year. Similar to New York, the gas system performed well, with record gas send-out on 14 February. On the electric side, the business is in the second year of its two-year Smart Energy pilot that integrates customer and grid facing technologies and includes the installation of around 15,000 smart meters as well as the installation of advanced distribution automation devices and advanced grid monitoring devices. In addition, the business submitted a grid modernisation plan to the regulator last year that includes several alternatives for advanced technologies including communication, metering and grid system automation.

Overall return on equity for the Massachusetts Jurisdiction was 5.8%, impacted by low returns in the electric business. These declining returns were partially offset by increased returns in the gas business, reflecting the partial elimination of regulatory lags associated with a new forward looking capital tracker on leak prone pipe replacement.

Regulated Return on Equity	Achieved (%) Calendar year			Most recent granted (%)
Regulated Entity	2015	2014	2013

Massachusetts
Massachusetts Gas	8.4	7.8	8.5	9.8
Massachusetts Electric	3.4	4.6	6.4	10.4
Total Massachusetts *	5.8	6.2	7.4	10.1
* total return weighted by average rate base

In November, the Massachusetts jurisdiction submitted a full rate plan filing for its electric business, the first since 2009. The Company requested a revenue increase of $143m to cover increased operating and investment costs and expects a Commission decision in September, with new rates beginning in October 2016.

On a US GAAP basis, the Company invested a record high of around $700m, including expenditure to improve the resiliency of the electricity distribution network, replace ageing gas pipe and connect new customers. The majority of the over $200m in gas business leak prone pipe investment is covered within the approved capital tracker, allowing for concurrent recovery. Required customer-driven investment in the electricity distribution network exceeded the agreed plan by approximately $120m which the Company expect to be included in the rate base following the outcome of the ongoing rate filing.

Rate Base ($m) as at 31 March
Massachusetts Regulated Entity	2016	2015	% change
Massachusetts Gas	1,945	1,747	11
Massachusetts Electric	2,156	1,905	13
Total Massachusetts	4,101	3,652	12

National Grid	2015/16 Full Year Results Statement

Rhode Island

The Rhode Island jurisdiction continues to perform well across its electric and gas utilities. All of the gas and electricity regulatory reliability goals were met, including gas leak response, and electric interruptions and recovery. National Grid was also recognised nationally by the Edison Electric Institute for its storm performance during a severe storm in August which caused significant damage to the electricity system with 121,000 customer outages. The Company was able to restore power to 90% of the customers within 48 hours due to its continued commitment to improve its storm restoration activities.

The Rhode Island jurisdiction achieved return on equity outperformance for both its gas and electricity utilities. This reflects the continued impact of updated rates in 2013 with additional tracker and true-up mechanisms including the Infrastructure, Safety and Reliability (ISR) programme that allows for concurrent cost recovery. The ISR programme covers capital expenditure and some operating expenses and is updated on an annual basis.

Regulated Return on Equity	Achieved (%) Calendar year			Most recent granted (%)
Regulated Entity	2015	2014	2013

Rhode Island
Narragansett Gas	9.8	11.6	9.9	9.5
Narragansett Electric	10.5	9.5	10.1	9.5
Total Rhode Island*	10.2	10.4	10.0	9.5
* total return weighted by average rate base

Under the state’s ISR programme, which is approved each year, capital investment in the region was approximately $200m on a US GAAP basis.

Rate Base ($m) as at 31 March
Rhode Island Regulated Entity	2016	2015	% change
Narragansett Gas	577	496	16
Narragansett Electric	657	570	15
Total Rhode Island	1,234	1,066	16

Federal Energy Regulatory Commission (FERC)

Robust, long-term transmission improvements are more important than ever for New England, as the business looks ahead to support an energy future that will include retirement of older power plants and increased renewables. The FERC jurisdiction continues to construct and manage federally regulated transmission infrastructure to meet these needs.

The FERC jurisdiction delivered a regulated return on equity of 11.4%, demonstrating consistently strong performance compared with the allowed returns. Within this, improved performance by the Long Island Generation business was partially offset by the reduction of New England allowed base transmission returns to 10.57% from 11.14%, which came into effect from October 2014.

National Grid	2015/16 Full Year Results Statement

Regulated Return on Equity	Achieved (%) Calendar year			Most recent granted (%)
Regulated Entity	2015	2014	2013

FERC
Long Island Generation	12.5	10.5	11.9	9.9
New England Power	11.0	11.6	11.7	10.6
Canadian Interconnector	13.0	13.0	13.0	13.0
Narragansett Electric Transmission	11.2	12.1	12.0	10.6
Total FERC*	11.4	11.5	11.8	10.5
* total return weighted by average rate base

In the ongoing New England FERC transmission ROE proceeding, the FERC administrative law judge released his initial decision in March 2016 which recommended that the New England transmission ROE should be reduced from 10.57% to 9.59% for a retroactive 15-month period (January 2013 to March 2014) but then increased to 10.9% for a second retroactive 15-month period (August 2014 to October 2015) and moving forward. FERC will review the recommendation and input from the other parties to the complaint and issue a final order expected in late 2016 or early 2017.

This year, the $725m NEEWS project, one of the Company’s largest multi-year transmission projects, finished ahead of its deadline and under budget. Overall capital investment in the FERC jurisdiction this year was around $400m, on a US GAAP basis.

The Company also started a new project, with a total estimated investment of $115m, in Rhode Island to connect the first offshore wind farm in the US.

Rate Base ($m) as at 31 March
FERC Regulated Entity	2016	2015	% change
Long Island Generation	420	446	(6)
New England Power	1,405	1,380	2
Canadian Interconnector	11	16	(31)
Narragansett Electric Transmission	608	607	-
Total FERC	2,444	2,449	-

The Company continues to pursue competitively tendered FERC regulated gas and electric projects including the partnership in Access Northeast which supports gas pipeline expansion in New England as well as the Green Line Infrastructure Alliance to build transmission projects in New England.

National Grid	2015/16 Full Year Results Statement

REVIEW OF OTHER ACTIVITIES

Strong performance in the year

Operating profit by principal activities (£m)	2016	2015	% change
Metering	162	160	1
Grain LNG	72	72	-
French Interconnector	123	103	19
Property	56	28	100
UK corporate and other activities	(61)	(43)	(42)
Sub-total UK operating profit	352	320	10
US corporate and other activities	22	(121)	118
Total operating profit	374	199	88
Total operating profit – constant currency	374	191	96

Share of post-tax results of joint ventures and associates	59	46	28

Metering profit steady; cash flow remains strong

The Metering business’s operating profit increased slightly by £2m as the displacement of its population of meters, driven in part by the replacement of National Grid meters by third party smart meters was more than offset by lower maintenance and operating costs. Capital investment decreased by £7m.

Grain LNG profit steady; two capital investment projects commissioned in year

National Grid’s LNG import terminal on the Isle of Grain delivered a consistent level of financial performance in 2015/16. Operating profit was flat year-on-year, with reduced environmental provisions compared to the prior year offset by higher depreciation. During 2015/16, Grain LNG commissioned a road tanker facility which provides LNG to off-grid customers and heavy goods vehicle operators. In addition, the business completed its first UK LNG ship reload, becoming the only facility in the UK to offer small scale ship reloading facilities. The Company continues to look for additional ways to generate additional revenues from its investment. Capital investment was lower in the year at £25m (2014/15: £43m) due to lower investment in a second cryogenic line and the road tankering load facility (commissioned in November 2015) as these projects were completed during the year.

Increased power price differentials drive 19% increase in French Interconnector profit

The 2GW capacity French Interconnector delivered another year of strong performance, increasing operating profit to £123m (2014/15: £103m). This primarily reflected a high power price differential between France and the UK in the first half of the year, increasing the revenue generated from the auctions of the interconnector’s capacity.

Significant property sales and good progress in St William JV

The Property business delivered an operating profit of £56m (2014/15: £28m), principally derived from property sales at Tottenham and Northfleet.

National Grid Property has exchanged contracts on the sale of the first seven sites to St William Homes, its joint venture with Berkeley Group plc. These seven sites provide almost 40 acres of brownfield land to be regenerated with up to 3,500 new homes to be developed around London and the South East of England. Further conditions remain to be met prior to site sale completion, including gasholder demolition, obtaining vacant possession, site remediation, operational plant relocation and the securing of planning consent. As a result, no profits on sale have been recognised to date. Once completion takes place, National Grid’s Property business would expect to recognise half of any uplift of the transfer price compared to the book value and, presently, the Company expects to see the first benefit to operating profit from the first sale completion in 2016/17.

National Grid	2015/16 Full Year Results Statement

Increased level of business development activity

National Grid continued to pursue a series of attractive investment opportunities in both the UK and Northeast US in the year. Requiring investment over the latter part of this decade, these investments would provide environmental benefits and enhance the security of supply for customers, and would be expected to deliver cash flow benefits in future years.

Two new UK interconnectors under construction, two more close to investment decision

National Grid commenced construction on two new subsea electricity interconnectors in the year. The Company expects to invest around €350m in the 1GW Nemo Link between Great Britain and Belgium and around €1bn in the 1.4GW North Sea Link between Great Britain and Norway. National Grid will have a 50% stake in each project and both will be governed by their own cap and floor regulatory regimes. The Company expects to have completed development of both of these projects by early next decade.

National Grid also made progress on its plans for potential new interconnection projects to France (IFA2) and Denmark (Viking) and continues to consider an interconnection project to Iceland. It is currently expected that IFA2 will progress to a final investment decision in late 2016 whilst the decision on the Viking project is expected to follow in early 2018.

US partnership projects to enhance Northeast transmission infrastructure continue to progress

As part of the Green Line Alliance, the partners submitted the Vermont Green Line project in January 2016 in response to New England’s Clean Energy Request for Proposals which is a competitive process. This project is a 400MW buried HVDC transmission line that will deliver wind and hydropower from Plattsburg, NY to load centres in New England.

Further progress was made in the $3bn Spectra Access Northeast pipeline project in which National Grid has a 20% interest. In February 2016, several New England electric distribution companies filed precedent agreements with the state regulators for their review and approval. The approval of these agreements is needed for cost recovery associated with this pipeline.

National Grid made further progress with NY Transco, a project between affiliates of the publicly listed New York transmission owners to modernise the transmission system in which National Grid has a 28% interest. In March 2016, FERC approved 3 of the 5 submitted projects with a 10% ROE and 53% equity ratio. The cumulative total cost of the 3 projects is approximately $230m. Other projects expect to be added to Transco after a competitive FERC Order 1000 process and award by New York Independent System Operator (NYISO). This includes National Grid’s Edic to Pleasant Valley line in upstate New York.

On 13 October, National Grid joined as a limited partner in Energy Impact Partners Fund LLC (EIP) which will focus on investments to optimise energy consumption and improve sustainable energy generation. National Grid believes that working with EIP will enable the Company to benefit from technological innovation and will help the Company to identify and effectively plan for the changes to its existing business that will accompany new technologies.

Other costs down reflecting Iroquois exchange and completion of US system upgrade

Other costs, including business development costs and UK and US corporate costs were £39m, down £133m from 2014/15 at constant currency primarily due to the non-recurrence of US financial system implementation costs and the £49m gain on the exchange of National Grid’s interest in the Iroquois Pipeline for shares in Dominion Midstream Partners, LP.

National Grid	2015/16 Full Year Results Statement

Capital investment (£m) – actual currency	2016	2015	% change
Metering	39	46	(15)
Grain LNG	25	43	(42)
French Interconnector	5	1	400
Property	15	2	650
Other UK	49	16	206
Other US	85	105	19
Capital expenditure excluding joint ventures	218	213	2
Investment in joint ventures (JVs)*	53	-	-
Capital investment including investment in JVs	271	213	27
*excludes £63m (2014: £nil) equity contribution to St William property joint venture
Other selected financial information	Year ended 31 March
(£m) – constant currency	2016	2015	% change
Operating profit	374	191	96
Depreciation	(213)	(199)	(7)
Depreciation (actual exchange rates)	(213)	(196)	(9)

JOINT VENTURES AND ASSOCIATES

Share of post-tax results by principal activities (£m)	2016	2015	% change
BritNed	50	31	61
Millennium	11	9	22
Iroquois	3	7	(57)
Other	(5)	(1)
Share of post-tax results of joint ventures and associates	59	46	28

Joint ventures and associates in the Group consist principally of interests in an electricity transmission interconnector and gas pipelines. At the start of the year these included a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, a 26% interest in the Millennium natural gas pipeline in New York State and a 20% interest in the Iroquois gas pipeline between Long Island and the Canadian border. In September 2015, National Grid exchanged its equity interest in the Iroquois gas pipeline for a $225.4m stake in Dominion Midstream Partners, LP. This took the form of approximately 6.8 million Dominion Midstream common units. Dominion Midstream has existing interests in the Cove Point LNG facility and the Carolina Gas Transmission Company and is expected to grow further through future contributions of assets.

National Grid’s share of post-tax results of joint ventures for the year was £59m, an increase of £13m compared with 2014/15. This reflected a significant increase in the contribution from the BritNed Interconnector reflecting increased power price differentials between the Netherlands and the UK.

National Grid	2015/16 Full Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 56).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 53. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 45.

DEFINITIONS

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2016, which was $1.47 to £1.00. The average rate for the year ended 31 March 2015, was $1.58 to £1.00. Assets and liabilities as at 31 March 2015 have been retranslated at the closing rate at 31 March 2016 of $1.44 to £1.00. The closing rate for the balance sheet date 31 March 2015 was $1.49 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Other regulatory assets and liabilities

The revenues that National Grid’s UK regulated businesses targets to collect in any year are based on the regulator’s forecasts for that year. Under the new UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. This includes adjustments designed to share performance efficiencies with customers. National Grid’s estimate of these future revenue adjustments are represented in the calculation of regulated financial performance and regulated financial position as “other regulatory assets and liabilities”. These include:

●	Revenues associated with sharing under the totex incentive mechanism
●	Adjustments for changes to customer output requirements on totex allowances
●	True ups for pass through costs, actual RPI and pensions deficit repair costs
●	Differences between allowed/targeted and recovered revenues
●	Differences between revenues collected and earned under other incentive mechanisms

In addition, other regulatory assets and liabilities include balances relating to “phasing adjustments”. Where expenditure allowances have been awarded in one year but are associated with expenditure that is now expected to be incurred in a different year National Grid applies “phasing adjustments” to better match the allowances to the year of expenditure. In such cases, the revenues associated with these re-phased allowances are included in other regulated assets and liabilities and reversed when the associated expenditure is incurred.

In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate.

National Grid	2015/16 Full Year Results Statement

Performance RAV

UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is an addition to RAV above and beyond that associated with the remuneration of actual expenditure and is termed “performance RAV”.

Regulated asset base

‘Regulated asset base’ refers to assets included in regulated asset value and rate base within our UK and US regulated businesses, respectively.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2015/16 Full Year Results Statement

METRIC CALCULATIONS

Regulated financial performance (£m)	2015/16				2014/15
	UKET	UKGT	UKGD	US REG	UKET	UKGT	UKGD	US REG
Statutory operating profit	1,173	486	878	1,196	1,237	437	826	1,081
Exceptional items/remeasurements	-	-	-	(11)	-	-	-	83
Adjusted operating profit	1,173	486	878	1,185	1,237	437	826	1,164
Depreciation and amortisation	390	178	298	535	376	172	286	452
EBITDA	1,563	664	1,176	1,720	1,613	609	1,112	1,616
Regulatory treatment adjustments
Movement in UK regulatory “IOUs“	(147)	(80)	(35)	-	(130)	(16)	(28)	-
US timing	-	-	-	73	-	-	-	(30)
Performance RAV created	80	(5)	40	-	77	(7)	41	-
Pensions deficit contributions	(54)	(77)	(13)	(144)	(48)	(49)	(5)	(92)
3% RAV Indexation	339	166	255	-	326	166	255	-
UK deferred taxation adjustment	80	45	(34)	-	88	85	60	-
Regulatory depreciation	(758)	(196)	(402)	(535)	(728)	(194)	(434)	(452)
Fast/slow money adjustment	92	18	(168)	-	34	54	(182)	-
Regulated financial performance	1,195	535	819	1,114	1,232	648	819	1042

Group RoE calculation
(year ended 31 March)	2016	2015	2014
Regulated financial performance	3,663	3,741	3,468
Operating profit of other activities	374	199	131
Group financial performance	4,037	3,940	3,599
Share of post-tax results of joint ventures	59	46	28
Non-controlling interests	(3)	8	12
Adjusted group interest charge	(922)	(945)	(1,055)
Group tax charge	(753)	(695)	(581)
Tax on adjustments	4	(14)	73
Group financial performance after interest and tax	2,422	2,340	2,076

Opening rate base/RAV	36,998	35,237	33,128
Opening NBV of non-regulated businesses	1,213	1,341	1,185
Joint Ventures	319	358	371
Opening Goodwill	5,182	4,856	5,028
Opening capital employed	43,712	41,792	39,712
Opening Net Debt	(24,024)	(21,974)	(21,429)
Opening Equity	19,688	19,818	18,283

Return on Equity	12.3%	11.8%	11.4%

Regulated financial position (£m – constant currency)	2015/16
	UKET	UKGT	UKGD	US REG
Opening RAV/rate base*	11,285	5,525	8,513	11,974
In year movement	545	69	163	729
Closing RAV/rate base	11,830	5,594	8,676	12,703

Opening other regulatory assets and liabilities*	49	157	(89)	1,951
In year movement	(147)	(80)	(35)	(515)
Closing other regulatory assets and liabilities	(98)	77	(124)	1,436
Closing regulated financial position	11,732	5,671	8,552	14,139
	Total 2015/16			40,094

  *Adjusted to correspond with 2014/15 regulatory filings and calculations

National Grid	2015/16 Full Year Results Statement

DESCRIPTION OF METRIC CALCULATIONS

Regulated financial performance

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It makes adjustments to reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance. It reflects both the value realised on behalf of providers of capital in the year and also an estimation of net value created, but not yet realised, that is reasonably expected to be realised or returned to customers in future periods under the Group’s regulatory arrangements.

The principal adjustments from reported operating profit to regulated financial performance are:

Adjustment	Calculation

US timing & movement in UK regulatory “IOUs”
Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years.	US: As per US Timing. UK: Movement in other regulated assets and liabilities.

Performance RAV
UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.	In year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment
Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year.	UK: cash payments against the regulatory proportion of pension deficits in the UK regulated business. US: the difference between IFRS and US GAAP pension charges.

3% RAV Indexation
Future UK revenues expected to be set using an asset base adjusted for inflation.	UK RAV multiplied by 3% (long-run RPI inflation assumption).

UK deferred taxation adjustment
Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year.	The difference between 1. IFRS EBITDA less other regulatory adjustments and 2. IFRS EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation
US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.	Regulatory depreciation.

Fast/slow money adjustment
The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.	Difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

National Grid	2015/16 Full Year Results Statement

Group RoE Calculation

The Group Return on Equity (RoE) calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Calculation: Regulatory financial performance, including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets

●

Adjusted interest removes interest on pensions, capitalised interest and release of provisions Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest

●

Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of joint ventures and other activities; minus opening net debt as reported under IFRS

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base:

●

Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate

●	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and for certain material specified items
●

Equity rate base is the average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

UK Regulated Return on Equity (nominal)

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI is equal to a long-run assumption of 3.0%.

Calculation: Base allowed Return on Equity plus or minus the following items

●	Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge;
●	Totex outperformance multiplied by the company sharing factor set by the regulator; and
●

Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery)

Divided by average equity RAV in line with regulatory assumed capital structure.

National Grid	2015/16 Full Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

19 May 2016	2015/16 preliminary results

2 June 2016	Ordinary shares go ex-dividend

3 June 2016	Record date for 2015/16 final dividend

9 June 2016	Scrip reference price announced

20 June 2016	Preliminary Scrip election date for 2015/16 final dividend

25 July 2016	Annual General Meeting, ICC, Birmingham

10 August 2016	2015/16 final dividend paid to qualifying shareholders

10 November 2016	2016/17 half year results

24 November 2016	Ordinary shares go ex-dividend

25 November 2016	Record date for 2016/17 interim dividend

1 December 2016	Scrip reference price announced

9 December 2016	Scrip election date for 2016/17 interim dividend

11 January 2017	2016/17 interim dividend paid to qualifying shareholders

May 2017	2016/17 preliminary results

American Depositary Receipt (ADR) Deposit Agreement

The Company amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2015/16 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

National Grid	2015/16 Full Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 173 to 176 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2015 published on 10 November 2015. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2015/16 Full Year Results Statement

Consolidated income statement

for the years ended 31 March

	Notes	2016 £m	2015 £m

Revenue	2(a)	15,115	15,201
Operating costs		(11,030)	(11,421)
Operating profit
Before exceptional items and remeasurements	2(b)	4,096	3,863
Exceptional items and remeasurements	3	(11)	(83)
Total operating profit	2(b)	4,085	3,780

Finance income	4	22	36

Finance costs
Before exceptional items and remeasurements	4	(1,035)	(1,069)
Exceptional items and remeasurements	3	(99)	(165)
Total finance costs	4	(1,134)	(1,234)

Share of post-tax results of joint ventures and associates		59	46
Profit before tax
Before exceptional items and remeasurements	2(b)	3,142	2,876
Exceptional items and remeasurements	3	(110)	(248)
Total profit before tax	2(b)	3,032	2,628

Tax
Before exceptional items and remeasurements	5	(753)	(695)
Exceptional items and remeasurements	3	315	78
Total tax	5	(438)	(617)
Profit after tax
Before exceptional items and remeasurements		2,389	2,181
Exceptional items and remeasurements	3	205	(170)

Profit for the year		2,594	2,011

Attributable to:
Equity shareholders of the parent		2,591	2,019
Non-controlling interests		3	(8)

		2,594	2,011

Earnings per share[1]

Basic	6(a)	69.0p	53.2p
Diluted	6(b)	68.7p	52.9p

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2015/16 Full Year Results Statement

Consolidated statement of comprehensive income

for the years ended 31 March

	2016 £m	2015 £m

Profit for the year	2,594	2,011

Other comprehensive income/(loss)
Items that will never be reclassified to profit or loss:
Remeasurements of net retirement benefit obligations	539	(771)
Tax on items that will never be reclassified to profit or loss	(125)	299
Total items that will never be reclassified to profit or loss	414	(472)
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments	69	175
Net gains/(losses) in respect of cash flow hedges	50	(154)
Transferred to profit or loss in respect of cash flow hedges	29	13
Net gains on available-for-sale investments	43	41
Transferred to profit or loss on sale of available-for-sale investments	-	(8)
Tax on items that may be reclassified subsequently to profit or loss	(32)	11
Total items that may be reclassified subsequently to profit or loss	159	78

Other comprehensive income/(loss) for the year, net of tax	573	(394)

Total comprehensive income for the year	3,167	1,617

Attributable to:
Equity shareholders of the parent	3,164	1,624
Non-controlling interests	3	(7)

	3,167	1,617

National Grid	2015/16 Full Year Results Statement

Consolidated statement of changes in equity for the years ended 31 March		Share capital	Share premium account	Retained earnings	Other equity reserves	Total shareholders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m

At 1 April 2014		439	1,336	14,895	(4,759)	11,911	8	11,919
Profit for the year		-	-	2,019	-	2,019	(8)	2,011
Total other comprehensive (loss)/income for the year		-	-	(472)	77	(395)	1	(394)
Total comprehensive income/(loss) for the year		-	-	1,547	77	1,624	(7)	1,617
Equity dividends	7	-	-	(1,271)	-	(1,271)	-	(1,271)
Scrip dividend related share issue[1]		4	(5)	-	-	(1)	-	(1)
Purchase of treasury shares		-	-	(338)	-	(338)	-	(338)
Issue of treasury shares		-	-	23	-	23	-	23
Purchase of own shares		-	-	(7)	-	(7)	-	(7)
Other movements in non-controlling interests		-	-	(3)	-	(3)	11	8
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	4	-	4	-	4

At 31 March 2015		443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the year		-	-	2,591	-	2,591	3	2,594
Total other comprehensive income for the year		-	-	414	159	573	-	573
Total comprehensive income for the year		-	-	3,005	159	3,164	3	3,167
Equity dividends	7	-	-	(1,337)	-	(1,337)	-	(1,337)
Scrip dividend related share issue[1]		4	(5)	-	-	(1)	-	(1)
Purchase of treasury shares		-	-	(267)	-	(267)	-	(267)
Issue of treasury shares		-	-	16	-	16	-	16
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	(5)	(5)
Share-based payment		-	-	22	-	22	-	22
Tax on share-based payment		-	-	2	-	2	-	2

At 31 March 2016		447	1,326	16,305	(4,523)	13,555	10	13,565

1. Included within share premium account are costs associated with scrip dividends.

National Grid	2015/16 Full Year Results Statement

Consolidated statement of financial position

as at 31 March

	Notes	2016 £m	2015 £m

Non-current assets
Goodwill		5,315	5,145
Other intangible assets		887	802
Property, plant and equipment		43,364	40,723
Other non-current assets		82	80
Pension assets		410	121
Financial and other investments		482	330
Investments in joint ventures and associates		397	318
Derivative financial assets	9	1,685	1,539

Total non-current assets		52,622	49,058

Current assets
Inventories and current intangible assets		437	340
Trade and other receivables		2,472	2,836
Financial and other investments	9	2,998	2,559
Derivative financial assets	9	278	177
Cash and cash equivalents	9	127	119

Total current assets		6,312	6,031

Total assets		58,934	55,089

Current liabilities
Borrowings	9	(3,611)	(3,028)
Derivative financial liabilities	9	(337)	(635)
Trade and other payables		(3,285)	(3,292)
Current tax liabilities		(252)	(184)
Provisions		(236)	(235)

Total current liabilities		(7,721)	(7,374)

Non-current liabilities
Borrowings	9	(24,733)	(22,882)
Derivative financial liabilities	9	(1,732)	(1,764)
Other non-current liabilities		(2,071)	(1,919)
Deferred tax liabilities		(4,634)	(4,297)
Pensions and other post-retirement benefit obligations		(2,995)	(3,379)
Provisions		(1,483)	(1,500)

Total non-current liabilities		(37,648)	(35,741)

Total liabilities		(45,369)	(43,115)

Net assets		13,565	11,974

Equity
Share capital		447	443
Share premium account		1,326	1,331
Retained earnings		16,305	14,870
Other equity reserves		(4,523)	(4,682)

Shareholders’ equity		13,555	11,962
Non-controlling interests		10	12

Total equity		13,565	11,974

National Grid	2015/16 Full Year Results Statement

Consolidated cash flow statement

for the years ended 31 March

		2016	2015
	Notes	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	4,085	3,780
Adjustments for:
Exceptional items and remeasurements	3	11	83
Depreciation, amortisation and impairment		1,614	1,494
Share-based payment charge		22	20
Gain on exchange of associate for available-for-sale investment		(49)	-
Changes in working capital		456	301
Changes in provisions		(90)	(41)
Changes in pensions and other post-retirement benefit obligations		(327)	(270)
Cash flows relating to exceptional items		(62)	(17)

Cash generated from operations		5,660	5,350
Tax paid		(292)	(343)

Net cash inflow from operating activities		5,368	5,007

Cash flows from investing activities
Acquisition of investments		(116)	-
Purchases of intangible assets		(220)	(207)
Purchases of property, plant and equipment		(3,408)	(3,076)
Disposals of property, plant and equipment		4	9
Dividends received from joint ventures		72	79
Interest received		23	37
Net movements in short-term financial investments		(391)	1,157

Net cash flow used in investing activities		(4,036)	(2,001)

Cash flows from financing activities
Purchase of treasury shares		(267)	(338)
Proceeds from issue of treasury shares		16	23
Purchase of own shares		(6)	(7)
Proceeds received from loans		2,726	1,534
Repayments of loans		(896)	(2,839)
Net movements in short-term borrowings and derivatives		(730)	623
Interest paid		(834)	(826)
Exceptional finance costs on the redemption of debt		-	(152)
Dividends paid to shareholders		(1,337)	(1,271)

Net cash flow used in financing activities		(1,328)	(3,253)

Net increase/(decrease) in cash and cash equivalents	8	4	(247)
Exchange movements		4	24
Net cash and cash equivalents at start of year		116	339

Net cash and cash equivalents at end of year[1]		124	116

1. Net of bank overdrafts of £3m (2015: £3m).

National Grid	2015/16 Full Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2016, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2015 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2016 which are consistent with those applied in the preparation of our accounts for the year ended 31 March 2015.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ended 31 March 2016. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2016.

•	Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’;
•	Annual Improvements to IFRSs 2010-2012 Cycle;
•	Annual Improvements to IFRSs 2011-2013 Cycle.

Date of approval

This announcement was approved by the Board of Directors on 18 May 2016.

National Grid	2015/16 Full Year Results Statement

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 3).

There have been no changes to our reporting structure during the year ended 31 March 2016.

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.

UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal (National Grid Grain LNG Limited); US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a)    Revenue

	2016 £m	2015 £m
Operating segments:
UK Electricity Transmission	3,977	3,754
UK Gas Transmission	1,047	1,022
UK Gas Distribution	1,918	1,867
US Regulated	7,493	7,986
Other activities	876	762
Sales between segments	(196)	(190)

	15,115	15,201
Geographical areas:
UK	7,522	7,191
US	7,593	8,010

	15,115	15,201

National Grid	2015/16 Full Year Results Statement

2.  Segmental analysis continued

(b)   Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements

	2016	2015	2016	2015
	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	1,173	1,237	1,173	1,237
UK Gas Transmission	486	437	486	437
UK Gas Distribution	878	826	878	826
US Regulated	1,185	1,164	1,196	1,081
Other activities	374	199	352	199

	4,096	3,863	4,085	3,780
Geographical areas:
UK	2,889	2,820	2,867	2,820
US	1,207	1,043	1,218	960

	4,096	3,863	4,085	3,780

Reconciliation to profit before tax:
Operating profit	4,096	3,863	4,085	3,780
Finance income	22	36	22	36
Finance costs	(1,035)	(1,069)	(1,134)	(1,234)
Share of post-tax results of joint ventures and associates	59	46	59	46

Profit before tax	3,142	2,876	3,032	2,628

National Grid	2015/16 Full Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

	2016 £m	2015 £m

Included within operating profit:
Exceptional items – transaction costs[1]	(22)	-
Remeasurements – commodity contracts[2]	11	(83)

	(11)	(83)

Included within finance costs:
Exceptional items:
Debt redemption costs[3]	-	(131)
Remeasurements:
Net losses on derivative financial instruments[4]	(99)	(34)

	(99)	(165)

Total included within profit before tax	(110)	(248)

Included within tax:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate[5]	296	6
Tax on exceptional items	4	28
Tax on remeasurements[2,4]	15	44

	315	78

Total exceptional items and remeasurements after tax	205	(170)

Analysis of total exceptional items and remeasurements after tax:
Exceptional items after tax	278	(97)
Remeasurements after tax	(73)	(73)

Total	205	(170)

1.	In November 2015, the Group announced that it was considering disposing of a majority stake in its UK Gas Distribution business. In the year ended 31 March 2016, sale preparation costs of £22m were recognised in respect of this potential transaction. These costs have been treated as exceptional, achieving a consistent presentation with the expected treatment of the transaction on completion.

2.	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

3.	Represents costs arising from a liability management programme. In 2015, we reviewed and restructured the Group debt portfolio following the commencement of the RIIO price controls in 2013 and the slow down in our planned UK capital investment programme as the industry assessed the impact of Electricity Market Reform.

4.	Remeasurements – net losses on derivative financial instruments comprise losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £1m (2015: £1m credit) in respect of prior years.

5.	The Finance No. 2 Bill 2015 included a reduction in the UK corporation tax rate from 20% to 19% for the year beginning 1 April 2017, with a further reduction from 19% to 18% for the year beginning 1 April 2020. The Finance Act 2013 enacted reductions in the UK corporation tax rate from 23% to 21% from 1 April 2014, and from 21% to 20% from 1 April 2015. These reductions have resulted in decreases to UK deferred tax liabilities in these periods.

National Grid	2015/16 Full Year Results Statement

4. Finance income and costs

	2016	2015
	£m	£m

Finance income	22	36

Finance costs
Net interest on pension and other post-retirement benefit obligations	(112)	(101)
Interest expense on financial instruments	(962)	(981)
Unwinding of discounts on provisions	(73)	(73)
Less: interest capitalised[1]	112	86

Finance costs before exceptional items and remeasurements	(1,035)	(1,069)

Exceptional items:
Debt redemption costs	-	(131)
Remeasurements:
Net losses on derivative financial instruments[2,3]	(99)	(34)

Exceptional items and remeasurements included within finance costs	(99)	(165)

Finance costs	(1,134)	(1,234)

Net finance costs	(1,112)	(1,198)

1.	Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.3% (2015: 3.8%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £19m (2015: £24m). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
2.	Includes a net foreign exchange loss on financing activities of £407m (2015: £636m gain) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.
3.	Includes a net gain on instruments designated as fair value hedges of £34m (2015: £219m gain) and a net gain of £5m (2015: £162m loss) arising from fair value adjustments to the carrying value of debt.

National Grid	2015/16 Full Year Results Statement

5. Tax

	2016 £m	2015 £m

Tax before exceptional items and remeasurements	753	695

Exceptional tax on items not included in profit before tax (note 3)	(296)	(6)
Tax on other exceptional items and remeasurements	(19)	(72)
Tax on total exceptional items and remeasurements (note 3)	(315)	(78)

Total tax charge	438	617

Tax as a percentage of profit before tax	%	%

Before exceptional items and remeasurements	24.0	24.2
After exceptional items and remeasurements	14.4	23.5

The tax charge for the year can be analysed as follows:
	£m	£m

Current tax
UK corporation tax at 20% (2015: 21%)	322	309
UK corporation tax adjustment in respect of prior years	(7)	(2)
Overseas corporation tax	38	51
Overseas corporation tax adjustment in respect of prior years	(19)	(62)

Total current tax	334	296

Deferred tax
UK deferred tax	(152)	123
UK deferred tax adjustment in respect of prior years	26	7
Overseas deferred tax	229	138
Overseas deferred tax adjustment in respect of prior years	1	53

Total deferred tax	104	321

Total tax charge	438	617

National Grid	2015/16 Full Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

	Earnings 2016 £m	Earnings per share 2016 pence	Earnings 2015 £m	Earnings per share 2015 pence[1]

Adjusted earnings	2,386	63.5	2,189	57.6
Exceptional items after tax	278	7.4	(97)	(2.6)
Remeasurements after tax	(73)	(1.9)	(73)	(1.8)

Earnings	2,591	69.0	2,019	53.2

		2016 millions		2015 millions

Weighted average number of shares – basic[1]		3,755		3,798
1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends. (b) Diluted earnings per share
	Earnings 2016 £m	Earnings per share 2016 pence	Earnings 2015 £m	Earnings per share 2015 pence[1]

Adjusted earnings	2,386	63.3	2,189	57.4
Exceptional items after tax	278	7.3	(97)	(2.6)
Remeasurements after tax	(73)	(1.9)	(73)	(1.9)

Earnings	2,591	68.7	2,019	52.9

		2016 millions		2015 millions

Weighted average number of shares – diluted[1]		3,771		3,815

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2015/16 Full Year Results Statement

7. Dividends

	2016			2015
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m

Interim dividend in respect of current year	15.00	532	31	14.71	531	26
Final dividend in respect of prior year	28.16	805	248	27.54	740	289

	43.16	1,337	279	42.25	1,271	315

The Directors are proposing a final dividend for the year ended 31 March 2016 of 28.34p per share that will absorb approximately £1,059m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 10 August 2016 to shareholders who are on the register of members at 3 June 2016 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Reconciliation of net cash flow to movement in net debt

	2016 £m	2015 £m

Increase/(decrease) in cash and cash equivalents	4	(247)
Increase/(decrease) in financial investments	391	(1,157)
(Increase)/decrease in borrowings and related derivatives	(1,100)	682
Net interest paid on the components of net debt[1]	810	925

Change in net debt resulting from cash flows	105	203
Changes in fair value of financial assets and liabilities and exchange movements	(515)	(1,777)
Net interest charge on the components of net debt[1]	(913)	(1,068)
Other non-cash movements	(87)	(83)

Movement in net debt (net of related derivative financial instruments) in the year	(1,410)	(2,725)
Net debt (net of related derivative financial instruments) at start of year	(23,915)	(21,190)

Net debt (net of related derivative financial instruments) at end of year	(25,325)	(23,915)

1. An exceptional expense of £nil (2015: £131m) is included in net interest charge on the components of net debt and an exceptional cash outflow of £nil (2015: £152m) is included in net interest paid on the components of net debt.

National Grid	2015/16 Full Year Results Statement

9. Net debt

	2016 £m	2015 £m

Cash and cash equivalents	127	119
Bank overdrafts	(3)	(3)

Net cash and cash equivalents	124	116
Financial investments	2,998	2,559
Borrowings (excluding bank overdrafts)	(28,341)	(25,907)
Net debt related derivative financial assets	1,963	1,716
Net debt related derivative financial liabilities	(2,069)	(2,399)

Net debt (net of related derivative financial instruments)	(25,325)	(23,915)

10. Commitments and contingencies

	2016 £m	2015 £m

Future capital expenditure contracted for but not provided	2,616	2,360
Operating lease commitments	642	627
Energy purchase commitments	4,302	4,338
Guarantees and letters of credit (a)	2,391	1,297

(a) Guarantees and letters of credit

	2016 £m	2015 £m

Guarantee of sublease for US property (expires 2040)	219	236
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	113	151
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	415	555
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	166	-
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	1,038	-
Other guarantees and letters of credit (various expiry dates)	440	355

	2,391	1,297

(b) Litigation and claims

Through the ordinary course of the Group’s operations, we are party to various litigations, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid	2015/16 Full Year Results Statement

11. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2016	2015

Closing rate applied at year end	1.44	1.49
Average rate applied for the year	1.47	1.58

12. Related party transactions

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2016	2015
	£m	£m

Sales: Goods and services supplied to a pension plan and joint ventures	16	52
Purchases: Goods and services received from joint ventures and associates[1]	266	120

Receivable from a pension plan and joint ventures	7	4
Payable to joint ventures and associates[2]	103	6

Dividends received from joint venture and associates[3]	72	79

1.	During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £8m (2015: £24m), Millennium Pipeline Company, LLC of £29m (2015: £26m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £167m (2015: £68m) for the construction of a transmission link in the UK.
2.	Included in amounts payable to joint ventures and associates is £87m (2015: £nil) in respect of deposits received for National Grid properties from St William Homes LLP.
3.	Dividends were received from BritNed Development Limited of £48m (2015: £49m), Iroquois Gas Transmission System, L.P. of £7m (2015: £14m) and Millennium Pipeline Company, LLC of £17m (2015: £16m).